

Arthur J. Gallagher & Co.

NOTICE OF 2018 ANNUAL MEETING AND PROXY STATEMENT

Gallagher

Insurance | Risk Management | Consulting

1. We are a sales and marketing company dedicated to providing excellence in risk management services to our clients. 2. We support one another. We believe in one another. We acknowledge and respect the ability of one another. 3. We push for professional excellence. 4. We can all improve and learn from one another. 5. There are no second-class citizens—everyone is important and everyone's job is important. 6. We're an open society. 7. Empathy for the other person is not a weakness. 8. Suspicion breeds more suspicion. To trust and be trusted is vital. 9. Leaders need followers. How leaders treat followers has a direct impact on the effectiveness of the leader. 10. Interpersonal business relationships should be built. 11. We all need one another. We are all cogs in a wheel. 12. No department or person is an island. 13. Professional courtesy is expected. 14. Never ask someone to do something you wouldn't do yourself. 15. I consider myself support for our sales and marketing. We can't make things happen without each other. We are a team. 16. Loyalty and respect are earned—not dictated. 17. Fear is a turnoff. 18. People skills are very important at Arthur J. Gallagher & Co. 19. We're a very competitive and aggressive company. 20. We run to problems—not away from them. 21. We adhere to the highest standards of moral and ethical behavior. 22. People work harder and are more effective when they're turned on—not turned off. 23. We are a warm, close company. This is a strength—not a weakness. 24. We must continue building a professional company—together—as a team. 25. Shared values can be altered with circumstances—but carefully and with tact and consideration for one another's needs.



March 23, 2018

Dear Fellow Stockholder,

Thank you for your continued interest in Arthur J. Gallagher & Co. On behalf of our Board of Directors, I invite you to attend the 2018 Annual Meeting of Stockholders. If you are not able to attend in person, we hope that you will vote by proxy. These proxy materials contain detailed information about the matters on which we are asking you to vote. We hope you will read these materials and then vote in accordance with the Board's recommendations. Your vote is very important to us.

At Gallagher, a strong culture and sound corporate governance are the foundations of our financial performance. This year's proxy statement reflects our continued focus on performance and growth, an engaged and effective Board, and the culture we have built over the past 90 years.

2017 Performance. We delivered outstanding financial performance in 2017. Our combined brokerage and risk management operations grew adjusted revenue 8.7% to $4.6 billion while expanding our adjusted EBITDAC margin 46 basis points to 25.8%.[1] We achieved these results by executing on each of our four key strategic objectives: organic revenue growth, merger and acquisition growth, productivity improvements and quality enhancements, and maintaining our unique Gallagher culture. I am pleased with our team's performance and excited about our future.

Strong Momentum. We bring incredible value to our clients in every area of insurance, risk management and consulting, and I see many opportunities ahead for our business. In 2017, organic revenue growth was 4.5% for our combined brokerage and risk management operations, representing solid improvement over last year's 3.1% organic growth.[1] Looking forward, the organic growth prospects for our brokerage and risk management operations are attractive. We have a modest market share, the insurance industry is growing, and the world is becoming more risky and complex. As we continue to add capabilities and insights around emerging risks, we are confident in our ability to help any client, of any size, anywhere in the world. Our competitive position is growing stronger every day, and we are well positioned for future growth.

An Engaged and Effective Board. Our Board of Directors is comprised of a group of committed and highly qualified individuals who care deeply about our company and bring a diverse set of experiences and perspectives to our Board deliberations. Our directors' skill sets and independent thought leadership have been invaluable to me and the management team in establishing our long-term business strategy and executing on that strategy. I am grateful to all of our directors for their dedicated service and I encourage you to support each director nominee on this year's ballot.

90 Years. In 2017, we celebrated the 90th anniversary of the founding of Arthur J. Gallagher & Co. The values that were instilled in this company in 1927 by my grandfather and our founder, Arthur J. Gallagher, continue to drive our global team's success today. These traits, articulated in *The Gallagher Way*, include a collaborative and professional sales culture, an unwavering focus on our clients and a devotion to maintaining the highest standards of moral and ethical behavior. We believe that our culture is a true competitive advantage and a key differentiator when recruiting experienced talent, growing our own talent through our summer internship program, attracting new acquisition partners, retaining our valued clients and winning new business. As further testament to our unique culture, in 2018 we were pleased to be recognized by the Ethisphere Institute for the 7th consecutive year as one of the World's Most Ethical Companies®.

On behalf of our Board of Directors, thank you for your continued support. We look forward to welcoming you at our 2018 Annual Meeting.

Sincerely,



J. Patrick Gallagher, Jr.
Chairman of the Board,
President and Chief Executive Officer

1   *See Exhibit A for reconciliations of non-GAAP measures.*



Arthur J. Gallagher & Co.
2850 Golf Road
Rolling Meadows, Illinois

Notice of 2018 Annual Meeting of Stockholders

Date	May 15, 2018
Time	9:00 AM CDT
Place	2850 Golf Road Rolling Meadows, Illinois 60008-4002
Record date	Stockholders of record at the close of business on March 20, 2018 are entitled to notice of and to vote at the Annual Meeting.
Items of business	• To elect each of the 10 nominees named in the accompanying Proxy Statement as directors to hold office until our 2019 Annual Meeting. • To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018. • To approve, on an advisory basis, the compensation of our named executive officers. • To transact such other business that properly comes before the meeting.
Attending the Annual Meeting	Stockholders who wish to attend the Annual Meeting in person should bring a driver's license, passport or other form of government-issued identification to verify their identities. In addition, if you hold your shares through a broker, you will need to bring either (1) a letter from your broker stating that you held Gallagher shares as of the record date, or (2) a copy of the notice of Annual Meeting document you received in the mail.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 15, 2018:

We are making this Notice of Annual Meeting, this Proxy Statement and our 2017 Annual Report available on the Internet at www.materials.proxyvote.com/363576 and mailing copies of these Proxy Materials to certain stockholders on or about March 23, 2018. Stockholders of record at the close of business on March 20, 2018 are entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors

Walter D. Bay

WALTER D. BAY
SECRETARY

DATED: March 23, 2018

Proxy Statement

Table of Contents

Important Information about the Annual Meeting

We are soliciting proxies to be voted at our 2018 Annual Meeting of Stockholders, and at any adjournment or postponement of the Annual Meeting. In connection with this solicitation of proxies, we have made the Notice of Annual Meeting of Stockholders, this Proxy Statement and Annual Report available to you on the Internet or, upon your request, delivered printed versions of these materials to you by mail. We refer to these materials collectively as our proxy materials. Information regarding the Annual Meeting is set forth below:

Purpose	Annual Meeting of Stockholders
Date and Time	May 15, 2018, 9:00 AM CDT
Place	2850 Golf Road, Rolling Meadows, Illinois 60008-4002
Record Date	March 20, 2018
Mailing Date	The Notice of Internet Availability of Proxy Materials was first mailed to stockholders of record, and these proxy materials were first made available to stockholders, on or about March 23, 2018.
Attending the Annual Meeting	Stockholders who wish to attend the Annual Meeting in person should bring a driver's license, passport or other form of government-issued identification to verify their identities. In addition, if you hold your shares through a broker, you will need to bring either (1) a letter from your broker stating that you held Gallagher shares as of the record date, or (2) a copy of the notice of Annual Meeting document you received in the mail.

At the Annual Meeting, stockholders will act upon the proposals outlined in this Proxy Statement, including the election of directors, ratification of our independent registered public accounting firm, and "say-on-pay". In addition, there will be a presentation by our Chairman and CEO and an opportunity for you to ask questions of the Board of Directors and our senior management team.

Set forth below is the applicable voting standard, the treatment of abstentions and "broker non-votes," and the Board's voting recommendation for each item on the proxy card.

Voting Item	Page	Voting Standard	Treatment of Abstentions & Broker Non-Votes	Board Recommendation
Election of directors (Item 1)	2	Majority of votes cast	Not counted as votes cast and therefore no effect	**FOR each nominee**
Auditor ratification (Item 2)	16	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes not applicable (routine matter, so brokers can vote)	**FOR**
Say-on-pay (Item 3)	37	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes have no effect	**FOR**

Corporate Governance

Item 1 – Election of Directors

Evaluation Process for Director Candidates

The Nominating/Governance Committee considers director candidates suggested by stockholders, management or other members of the Board and may hire consultants or search firms to help identify and evaluate potential director candidates. For more information regarding how stockholders can submit a director candidate for consideration by the Nominating/Governance Committee, see page 39.

The Nominating/Governance Committee evaluates director candidates by considering their judgment, skills, integrity, diversity, business or other experience, and other factors it deems appropriate. The Committee looks for candidates who are leaders in the organizations with which they are affiliated and have experience in positions with a high degree of responsibility. The Committee seeks candidates free from relationships or conflicts of interest that could interfere with the director's duties to Gallagher or our stockholders. The Committee also evaluates candidates' independence under applicable Securities and Exchange Commission (SEC) rules and New York Stock Exchange (NYSE) listing standards.

Board Diversity

The Nominating/Governance Committee seeks Board members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. The Committee implements this policy through discussions among its members and assesses its effectiveness annually as part of the Committee's and the Board's self-evaluation process. The Committee has also used a search firm on occasion to help it identify highly qualified and diverse candidates.

Board Nominees and Vote Required

Upon the recommendation of the Nominating/Governance Committee, the Board has nominated our Chairman and CEO and each of the nine individuals listed below to hold office until the next annual meeting and the election and qualification of their successors or, if earlier, until their resignation, death or removal. Each of the nominees currently serves on the Board and has consented to serve for a new term if elected. However, if any nominee should become unable or unwilling to serve, the Board may nominate another person to stand for election or reduce the number of directors.

Each director nominee who receives more "FOR" votes than "AGAINST" votes at the Annual Meeting will be elected. Any incumbent director nominees who receive a greater number of votes "AGAINST" election than votes "FOR" election are required to tender their offer of resignation for consideration by the Nominating/Governance Committee in accordance with our Governance Guidelines.

Independent Director Qualifications

The table below summarizes the key qualifications and areas of experience that led our Board to conclude that each independent director nominee is qualified to serve on our Board, but is not intended to be an exhaustive list of their qualifications or contributions to the Board.

	Insurance / Financial Services Industry	Risk Management / Governance	Sales and Marketing	Finance / Capital Markets	International
Sherry S. Barrat	X		X		X
William L. Bax		X		X	
D. John Coldman	X				X
Frank E. English, Jr.	X			X	X
Elbert O. Hand			X		X
David S. Johnson		X	X		X
Kay W. McCurdy		X		X	
Ralph J. Nicoletti	X	X		X	X
Norman L. Rosenthal	X	X		X	

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR**
THE ELECTION OF EACH OF THE DIRECTOR NOMINEES
LISTED BELOW

Sherry S. Barrat

Age: 68
Director Since: 2013

Independent

Committee Memberships:
Compensation (Chair)
Nominating/Governance

Public Company Boards: 2

Ms. Barrat retired in 2012 as Vice Chairman of Northern Trust Corporation, a global financial holding company headquartered in Chicago, Illinois. She assumed the role of Vice Chairman in March 2011. From 2006 to 2011, Ms. Barrat served as Global President of Northern Trust's personal financial services business, which provides asset management, fiduciary, estate and financial planning, and private banking services to individuals and families around the world. During her 22-year career at Northern Trust, Ms. Barrat served in various other leadership roles and as a member of the Northern Trust Management Committee. Since 1998, Ms. Barrat has served as a director of NextEra Energy, Inc., one of the largest publicly traded electric power companies in the United States, where she is currently Lead Director, Chair of the Governance & Nominating Committee and a member of the Audit Committee. Since 2013, Ms. Barrat has also served as an independent trustee or director of certain Prudential Insurance mutual funds.

Skills and Qualifications

Ms. Barrat's extensive management, operational and financial experience, in particular her deep understanding of the financial services industry and her experience leading a global client service and sales organization, greatly enhances the Board's decision making.

William L. Bax

Age: 74
Director Since: 2006

Independent

Committee Memberships:
Audit (Chair)

Public Company Boards: 1

Mr. Bax was Managing Partner of the Chicago office of PricewaterhouseCoopers (PwC), an international accounting, auditing and consulting firm, from 1997 until his retirement in 2003, and was a partner in the firm for 26 years. He currently serves as a director and audit committee chair of several affiliated mutual fund companies (Northern Funds and Northern Institutional Funds since 2005, and Northern Multi-Manager Funds since 2006). Mr. Bax previously served as a director of Sears, Roebuck & Co., a publicly traded retail company, from 2003 to 2005, and Andrew Corporation, a publicly traded communications products company, from 2006 to 2007.

Skills and Qualifications

During his 26 years as a partner and six years as head of PwC's Chicago office, Mr. Bax gained extensive experience advising public companies regarding accounting and strategic issues. This experience, along with his tenure on the boards of public companies, such as Sears and Andrew, strengthen the Board's decision making. Additionally, Mr. Bax's experience advising public companies on accounting and disclosure issues enhances the Board's ability to oversee our assessment and management of material risks.

D. John Coldman, OBE

Age: 70
Director Since: 2014

Independent

Committee Memberships:
Compensation

Public Company Boards: 1

Mr. Coldman began his career at WT Greig, a reinsurance broker. In 1988, he became Managing Director and in 1996 was appointed Chairman of The Benfield Group, the world's leading independent reinsurance and risk intermediary at the time, until its acquisition by Aon Corporation in 2008. From 2001 to 2006, Mr. Coldman served as Deputy Chairman and a Member of Council of Lloyd's of London. He has also been a past Chairman of Brit PLC, a publicly traded global specialty insurer and reinsurer, from 1996 to 2000, and Omega Insurance Holdings Limited, a publicly traded insurance and reinsurance group, from 2010 to 2012. Mr. Coldman served as the non-executive Chairman of Roodlane Medical Ltd., a privately held healthcare services provider, from 2007 to 2011. A U.K. citizen, Mr. Coldman was appointed an Officer of the Order of the British Empire (OBE) in the Queen's Birthday Honours List 2017, for "services to business, young people, and charity."

Skills and Qualifications

The Board greatly benefits from Mr. Coldman's many years of insurance brokerage, management and financial services experience. In addition, Mr. Coldman's international insurance industry knowledge, his experience within the Lloyd's and London marketplaces, and his experience with public company matters and mergers and acquisitions all strengthen the Board's decision making.

Frank E. English, Jr.

Age: 72
Director Since: 2009

Independent

Committee Memberships:
Audit

Public Company Boards: 3

Mr. English serves on the board of directors and audit committee of Tower International, Inc., a publicly traded global automotive components manufacturer, where he has been a board member or board advisor since 2010. Since 2012, Mr. English has also served on the board of directors and the finance and strategy committee, and since 2013 on the compensation committee, of Cboe Global Markets, a publicly traded holding company for various securities exchanges, including the largest options exchange in the United States. From 2011 to 2017, Mr. English served as a Senior Advisor to W.W. Grainger, a publicly traded broad-based distributor of industrial maintenance, repair and operations supplies. From 1976 to 2009, Mr. English served in various senior roles at Morgan Stanley, finishing his tenure there as Managing Director and Vice Chairman of Investment Banking.

Skills and Qualifications

The Board greatly benefits from Mr. English's extensive investment banking expertise, particularly in the areas of capital planning, strategy development, financing and liquidity management.

J. Patrick Gallagher, Jr.

Age: 66
Director Since: 1986

Chairman of the Board Since:
2006

Public Company Boards: 2

Mr. Gallagher has spent his entire career with Arthur J. Gallagher & Co. in a variety of management positions, starting as a Production Account Executive in 1974, then serving as Vice President of Operations from 1985 to 1990, as President and Chief Operating Officer from 1990 to 1995, and as President and Chief Executive Officer since 1995. In 2011, Mr. Gallagher joined the board of directors of InnerWorkings, Inc., a global, publicly traded provider of managed print, packaging and promotional solutions, and was appointed to its compensation and nominating/governance committees. He also serves on the Board of Trustees of the American Institute for Chartered Property Casualty Underwriters and on the Board of Founding Directors of the International Insurance Foundation.

Skills and Qualifications

Mr. Gallagher's 44 years of experience with our company and 32 years of service on the Board provide him with a deep knowledge of our company and the insurance and insurance brokerage industries, as well as a depth of leadership experience. This depth of knowledge and experience greatly enhances the Board's decision making and enables Mr. Gallagher to serve as a highly effective Chairman of the Board.

Elbert O. Hand

Age: 78
Director Since: 2002

Independent

Committee Memberships:
Compensation
Nominating/Governance

Public Company Boards: 1

Mr. Hand is the managing member of Alister MacKenzie Apparel, LLC, a manufacturer and distributor of sports and dress apparel, which he co-founded in 2016. Prior to that, he was Chairman of the Board of Hartmarx Corporation, a publicly traded apparel marketing and manufacturing company, from 1992 to 2004, and a member of Hartmarx's board from 1984 to 2010. He served as Chief Executive Officer of Hartmarx from 1992 to 2002 and as President and Chief Operating Officer from 1987 to 1992. From 1982 to 1989, Mr. Hand also served as President and Chief Executive Officer of Hartmarx's Men's Apparel Group. Mr. Hand was a director of Austin Reed Group PLC, a U.K.-based apparel company, from 1995 to 2002, and served as an advisor to its board for a number of years after 2002. From 2010 to 2011, Mr. Hand served as a member of the board and non-executive Chairman of Environmental Solutions Worldwide, Inc., a publicly traded manufacturer and marketer of environmental control technologies.

Skills and Qualifications

The Board benefits from Mr. Hand's three decades of leadership roles in the apparel marketing and manufacturing industry, including significant experience in sales and marketing. Mr. Hand's long association with U.K. apparel company Austin Reed is valuable to the Board in its oversight of our U.K. and other international operations.

David S. Johnson

Age: 61
Director Since: 2003

Independent Lead Director Since: 2016

Committee Memberships:
Compensation
Nominating/Governance

Public Company Boards: 1

Mr. Johnson has served as Chief Executive Officer of North America for Aryzta AG, a publicly traded global food business, since January 2018, where he also serves on the company's group executive committee. From 2009 to 2017, he served as President and Chief Executive Officer of the Americas for Barry Callebaut AG, the world's largest manufacturer of cocoa and chocolate products, where he also served on the global executive committee. Mr. Johnson served as President and Chief Executive Officer, and as a member of the board, of Michael Foods, Inc., a food processor and distributor, from 2008 to 2009, and as Michael Foods' President and Chief Operating Officer from 2007 to 2008. From 1986 to 2006, Mr. Johnson served in a variety of senior management roles at Kraft Foods Global, Inc., a global food and beverage company, most recently as President of Kraft Foods North America, and as a member of Kraft Foods' Management Committee. Prior to that, he held senior positions in marketing, strategy, operations, procurement and general management at Kraft Foods.

Skills and Qualifications

The Board benefits from Mr. Johnson's more than three decades in the food and beverage industry, including significant experience in sales and marketing. His experience as a senior executive of global businesses, such as Aryzta and Barry Callebaut, are valuable to the Board's oversight of our international operations. In addition, his knowledge of corporate governance and executive compensation best practices as a former member of Kraft's and Barry Callebaut's management committees and Michael Foods' board, and as a current member of Aryzta's group executive committee, strengthens the Board's decision making.

Kay W. McCurdy

Age: 67
Director Since: 2005

Independent

Committee Memberships:
Compensation
Nominating/Governance (Chair)

Public Company Boards: 1

Since 1975, Ms. McCurdy has practiced corporate and finance law at the law firm of Locke Lord LLP, where she has been Of Counsel since 2012 and was a partner from 1983 to 2012. She served on the firm's Executive Committee from 2004 to 2006. During her career as a corporate and finance attorney, Ms. McCurdy represented numerous companies on a wide range of matters, including financing transactions, mergers and acquisitions, securities offerings, executive compensation and corporate governance. Ms. McCurdy served as a director of Trek Bicycle Corporation, a leading bicycle manufacturer, from 1998 to 2007. In recognition of her ongoing commitment to director education and boardroom excellence, the National Association of Corporate Directors (NACD) has named Ms. McCurdy a NACD Governance Fellow every year since 2010. She is also a director of the Chicago chapter of NACD.

Skills and Qualifications

Ms. McCurdy's experience advising companies regarding legal, public disclosure, corporate governance, mergers and acquisitions and executive compensation issues provide her with a depth of expertise that enhances our ability to navigate legal and strategic issues, and allows her to make valuable contributions to the Board.

Ralph J. Nicoletti

Age: 60
Director Since: 2016

Independent

Committee Memberships:
Audit

Public Company Boards: 1

Mr. Nicoletti has served as Executive Vice President and Chief Financial Officer of Newell Brands, Inc., a publicly traded consumer goods company, since June 2016. From April 2014 to May 2016, Mr. Nicoletti served as Executive Vice President and Chief Financial Officer of Tiffany & Co., a publicly traded jewelry business. Prior to joining Tiffany, Mr. Nicoletti was Executive Vice President and Chief Financial Officer of Cigna Corporation, a publicly traded global health services and insurance company, from 2011 to 2013; and of Alberto Culver, Inc., a publicly traded manufacturer and distributor of beauty products, from 2007 to 2011. Prior to that, Mr. Nicoletti held a number of financial management positions at Kraft Foods, Inc., finishing his tenure there as Senior Vice President of Corporate Audit.

Skills and Qualifications

The Board benefits from Mr. Nicoletti's financial expertise in various industries and his experience managing privacy and cybersecurity issues. Mr. Nicoletti's experience as a senior executive of global, multi-national businesses, such as Kraft, Alberto Culver, Cigna, Tiffany and Newell Brands, are valuable to the Board as we continue to expand in the United States and abroad. In addition, his deep experience as a finance leader of publicly traded companies strengthens the Board's ability to oversee accounting and disclosure issues, as well as the assessment and management of material risks.

Norman L. Rosenthal, Ph.D.

Age: 66
Director Since: 2008

Independent

Committee Memberships:
Audit

Public Company Boards: 1

Since 1996, Dr. Rosenthal has been President of Norman L. Rosenthal & Associates, Inc., a management consulting firm that specializes in the property and casualty insurance industry. He is also an affiliated partner of Lindsay Goldberg LLC, a private equity firm. Dr. Rosenthal served on the board and as a member of the compensation committee of National Interstate Corporation, a publicly traded insurance company specializing in commercial transportation exposures, from June 2015 until it was acquired by another insurance company in November 2016. He currently serves on the board of The Plymouth Rock Company, a privately held group of auto and homeowners' insurance companies, as well as that of its subsidiary, Plymouth Rock Management Company of New Jersey. Prior to 1996, Dr. Rosenthal spent 15 years practicing in the property and casualty insurance industry at Morgan Stanley & Co., finishing his tenure there as Managing Director. Dr. Rosenthal holds a Ph.D. in Business and Applied Economics, with an insurance focus, from the Wharton School of the University of Pennsylvania. In 2017, the NACD named Dr. Rosenthal a Leadership Fellow.

Skills and Qualifications

Dr. Rosenthal's extensive experience in the insurance and finance industries is a valuable resource and greatly enriches the Board's decision making. In addition, Dr. Rosenthal's expertise in applied economics and knowledge of risk management, combined with decades of experience as a management consultant and director in the insurance sector, greatly enhances the Board's ability to oversee our assessment and management of cybersecurity issues and other material risks.

Board Leadership Structure

Pat Gallagher currently serves as Chairman of the Board and CEO. With the exception of the Chairman, all Board members are independent and actively oversee the activities of the Chairman and other members of the senior management team. We believe that our Board leadership structure allows us to take advantage of Pat Gallagher's extensive experience and knowledge of our business, which enriches the Board's decision making. Pat Gallagher's role as Chairman and CEO also enhances communication and coordination between management and the Board on critical issues.

David Johnson was elected by the Board in 2016 to serve as our independent Lead Director for a two-year term. Under our Governance Guidelines, the Lead Director may serve up to two consecutive two-year terms. The duties and responsibilities of the independent Lead Director are set forth below.

Independent Lead Director Duties & Responsibilities
Act as a liaison between the Chairman and the independent directors
Be available for consultation and communication with stockholders as appropriate
Call and preside over executive sessions of the independent directors without the Chairman or other members of management present
Consult with the Chairman and approve Board meeting agendas and schedules
Consult with the Chairman and approve information provided to the Board
Consult with committee chairs with respect to agendas and information needs relating to committee meetings
Work closely with and act as an advisor to the Chairman; be available to discuss with other directors concerns about the company or the Board and relay those concerns, where appropriate, to the Chairman or other members of the Board; and be familiar with corporate governance best practices
Provide leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict
Perform such other duties and responsibilities as the Board may determine

The independent directors meet regularly in executive sessions. Executive sessions are held at the beginning and at the end of each regularly scheduled in-person Board meeting. Other executive sessions may be called by the Lead Director at his discretion or at the request of the Board. The committees of the Board also meet regularly in executive sessions. Executive sessions are chaired by our independent Lead Director.

Director Independence

The Board has conducted its annual review of the independence of each director nominee under NYSE standards and the independence standards set forth in Appendix A of our Governance Guidelines (available on our website located at www.ajg.com/ir, under the heading "Corporate Governance"). Based upon its review, the Board has concluded in its business judgment that, with the exception of Pat Gallagher, all of the directors and director nominees (Sherry S. Barrat, William L. Bax, D. John Coldman, Frank E. English, Jr., Elbert O. Hand, David S. Johnson, Kay W. McCurdy, Ralph J. Nicoletti, and Normal L. Rosenthal) are independent.

Board Committees

The Board currently has Audit, Compensation and Nominating/Governance Committees, all of the members of which are independent. The tables below set forth the primary responsibilities, members and the number of meetings held in 2017 for each committee.

Audit Committee

Met 5 times in 2017

Committee Members:
William L. Bax (Chair)
Frank E. English, Jr.
Ralph J. Nicoletti
Norman L. Rosenthal

The Audit Committee's responsibilities include general oversight of the integrity of our financial statements; enterprise risk assessment and management; finance activities; our compliance with legal and regulatory requirements; our independent registered public accounting firm's qualifications and independence; and the performance of our internal audit function and independent registered public accounting firm.

The Audit Committee manages our relationship with our independent registered public accounting firm and is responsible for the appointment, retention, termination and compensation of the independent auditor.

Independence and Audit Committee Financial Experts

Each member of the Audit Committee meets the additional heightened independence and other requirements of the NYSE listing standards and SEC rules. In addition, the Board has determined that each of Mr. Bax and Mr. Nicoletti qualifies as an "audit committee financial expert" under SEC rules.

Compensation Committee

Met 6 times in 2017

Committee Members:
Sherry S. Barrat (Chair)
D. John Coldman
Elbert O. Hand
David S. Johnson
Kay W. McCurdy

The Compensation Committee's responsibilities include reviewing and approving compensation arrangements for our executive officers, including our CEO; administering our equity compensation and other benefit plans and reviewing our overall compensation structure to avoid incentives that promote excessive risk-taking by executive officers and other employees.

The Compensation Committee may, and in 2017 did, engage a compensation consultant to assist it in carrying out its duties and responsibilities, and has the sole authority to retain and terminate any such compensation consultant, including sole authority to approve any such consultant's fees and other retention terms. For more information regarding the role of the Committee's compensation consultant in setting compensation, see page 24.

Independence

Each member of the Compensation Committee meets the additional heightened independence and other requirements of the NYSE listing standards.

Nominating/ Governance Committee

Met 4 times in 2017

Committee Members:
Sherry S. Barrat
Elbert O. Hand
David S. Johnson
Kay W. McCurdy (Chair)

The Nominating/Governance Committee's responsibilities include identifying qualified Board and Board committee candidates; recommending changes to the Board's size and composition; determining outside director compensation; recommending director independence standards and governance guidelines; reviewing and approving related person transactions (as defined by the SEC) and reviewing legal and regulatory compliance risks relating to corporate governance.

Independence

Each member of the Nominating/Governance Committee is independent under NYSE standards.

Board's Role in Risk Oversight

Overview. The Board is responsible for oversight and monitoring of our enterprise risk management program. In carrying out this responsibility, the Board has designated the Audit Committee with primary responsibility for overseeing enterprise risk management. The other committees of the Board also oversee the management of risks within their areas of responsibilities. The Board receives periodic reports from each committee and from management on our major risks and steps undertaken to monitor and mitigate such risks.

Audit Committee. At each regularly scheduled meeting, the Audit Committee monitors management's risk management function. It does this by discussing, among other things, guidelines and policies regarding risk assessment and risk management, our major financial risk exposures, including cybersecurity, marketplace, regulatory and other risks, and steps taken by management to monitor and control such exposures. Our Global Chief Compliance Officer attends each Committee meeting and reports on significant risk and compliance issues. In addition, the Committee oversees an internal audit department, the head of which reports directly to the Committee (on matters other than day-to-day operations). The internal audit department is independent from management and the Committee defines its responsibilities. Among other things, the purpose of the department is to bring a systematic and disciplined approach to evaluating and improving the effectiveness of our risk management, control and governance processes. The internal audit department evaluates the effectiveness of our risk management processes, performs consulting and advisory services for us related to risk management, and reports significant risk exposures, including fraud risks, to the Committee. The Committee periodically reports to the full Board a summary of its activities and any key findings that arise from its risk oversight and monitoring functions.

Compensation Committee. The Compensation Committee reviews our overall compensation policies and practices to determine whether our program provides incentives for executive officers and other employees to take excessive risks. Based upon an analysis conducted by management and discussions between management and the Committee, the Committee has determined that our compensation policies and practices do not present risks that are likely to have a material adverse effect on us or our business. In reaching this determination, our Committee and management noted the following: (i) no single business unit bears a disproportionate share of our overall risk profile; (ii) no single business unit is significantly more profitable than the other business units; (iii) our compensation practices are substantially consistent across all business units both in the amount and types of compensation awarded; (iv) substantially all of our revenue-producing employees are sales professionals whose compensation is tied to the amount of revenue received by the company; (v) our annual cash incentive program caps payouts at 200% of target awards; and (vi) our PSUs are capped at 200% of target awards and are based on average performance over a three-year measurement period. A significant portion of our senior executives' compensation is deferred and invested in Gallagher stock through our DEPP and our senior executives own significant amounts of Gallagher stock. In addition, our equity plans permit the use of a variety of equity compensation vehicles with multi-year vesting and overlapping maturity. Based on the above, we believe that our compensation practices help ensure that no single year's results and no single corporate action has a disproportionate effect on executive officers' annual compensation, and encourage steady and consistent long-term performance by our executive officers.

Nominating/Governance Committee. The Nominating/Governance Committee reviews risks related to our corporate governance structure and processes. The Committee also reviews related person transactions (as defined by the SEC) to evaluate whether our directors and executive officers have conflicts of interest that could interfere with their ability to carry out their duties to the company.

Other Board Matters

Attendance. The Board expects each director to attend and participate in all Board and applicable committee meetings and annual meetings of stockholders. Each director is expected to prepare for meetings in advance and to dedicate the time necessary to discharge properly his or her responsibilities at each meeting and to ensure other commitments do not materially interfere with his or her service on the Board. During 2017, the Board met seven times. All of the nominees attended 75% or more of the aggregate meetings of the Board and the committees on which they served during 2017. All of our Board members serving as directors at the time of our 2017 Annual Meeting attended the meeting, and we expect all Board members to attend our 2018 Annual Meeting.

Stockholder Communications with the Board. A stockholder or other party interested in communicating with the Board, any of its committees, the Chairman, the Lead Director, the non-management directors as a group or any director individually may do so by writing to their attention at our principal executive offices, Arthur J. Gallagher & Co., c/o Corporate Secretary, 2850 Golf Road, Rolling Meadows, Illinois 60008-4002.

Corporate Governance Materials. We are committed to sound and effective corporate governance. To that end, the Board has adopted Governance Guidelines that set forth principles to assist it in determining director independence and other important corporate governance matters. The Board has also adopted Global Standards of Business Conduct (the Global Standards) that apply to all directors, executive officers and employees. The Global Standards, along with our Governance Guidelines and the charters of the Audit, Compensation and Nominating/Governance Committees, are available at www.ajg.com/ir, under the heading "Corporate Governance." We will provide a copy of the Global Standards or Governance Guidelines without charge to any person who requests a copy by writing to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4002. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or waiver from, the Global Standards by posting such information on our website.

Director Compensation

The Board sets the amount and form of director compensation based upon recommendations made by the Nominating/Governance Committee. Pat Gallagher receives no additional compensation for his service as a director. A substantial portion of each non-employee director's total annual compensation consists of equity grants, in the form of restricted stock units. Under our stock ownership guidelines, directors with at least five years of service are expected to own an amount of our common stock with a value equal to five times the cash portion of the annual director retainer. In 2017, the annual cash retainer was $100,000. All of our directors meet these guidelines.

On May 16, 2017, each non-employee director was granted 2,400 restricted stock units that vest on the first anniversary of the date of grant (or immediately upon a director's departure from the Board). Committee Chairs receive additional annual fees as follows: $25,000 for the Audit Committee, $20,000 for the Compensation Committee and $15,000 for the Nominating/Governance Committee. The Lead Director receives an additional annual fee of $30,000. Directors are reimbursed for travel and accommodation expenses incurred in connection with attending Board and committee meetings.

Directors may elect to defer all or a portion of their annual cash retainer or restricted stock units under our Deferral Plan for Nonemployee Directors. Deferred cash retainers and restricted stock units are converted to notional stock units, which are credited with dividend equivalents when dividends are paid on our common stock. Deferred restricted stock units are distributed in the form of common stock, and deferred cash retainers and accrued dividend equivalents are distributed in cash, at a date specified by each director or upon such director's departure from the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Sherry S. Barrat	112,500	132,744	245,244
William L. Bax	122,500	132,744	255,244
D. John Coldman	97,500	132,744	230,244
Frank E. English, Jr.	97,500	132,744	230,244
Elbert O. Hand	102,500	132,744	235,244
David S. Johnson	127,500	132,744	260,244
Kay W. McCurdy	112,500	132,744	245,244
Ralph J. Nicoletti	97,500	132,744	230,244
Norman L. Rosenthal	97,500	132,744	230,244

(1) This column represents the full grant date fair value of restricted stock units granted in 2017 in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*, except that in accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to awards of restricted stock units, refer to Note 11 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2017. Each director had 2,400 unvested restricted stock units outstanding as of December 31, 2017.

Certain Relationships and Related Person Transactions

How We Review and Approve Related Person Transactions

We review all relationships and transactions exceeding $120,000 in which the company participates and in which any related person (our directors and executive officers or their immediate family members and any persons owning 5% or more of our common stock) had or will have a direct or indirect material interest. The company's legal staff is primarily responsible for reviewing such relationships and transactions based on the facts and circumstances, and for developing and implementing processes and controls for obtaining and evaluating information about related person transactions. As required by SEC rules, we disclose in this Proxy Statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Nominating/Governance Committee reviews and approves, ratifies or disapproves any such related person transaction. In the course of reviewing and determining whether or not to approve or ratify a disclosable related person transaction, the Committee considers the following factors:

• Nature of the related person's interest in the transaction

• Material transaction terms, including the amount involved

• Whether the transaction is on terms no less favorable than could have been reached with an unrelated third party

• For employment arrangements, whether compensation is commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions

• Importance and potential benefits of the transaction to the related person and to the company

• Whether the transaction would impair a director or executive officer's judgment to act in the company's best interest

• Whether the transaction was undertaken in the ordinary course of business

• Any other matters the Committee deems appropriate, including the conflicts of interest and corporate opportunity provisions of our Global Standards of Business Conduct.

Related Person Transactions for 2017

In 2017, the following relatives of Pat Gallagher were employed with us: (i) his sister is the head of a specialty sales unit within our brokerage segment and received compensation of $944,297; (ii) his brother-in-law is a vice president of niche strategy within our brokerage segment and received compensation of $619,217; (iii) one of his sons is a regional leader within our brokerage segment, and received compensation of $1,132,133; (iv) another son is a branch manager within our brokerage segment and received total compensation of $540,591; and (v) a third son is also a branch manager within our brokerage segment and received compensation of $732,273. A brother of Jim Durkin is our leader for global alliances and received compensation of $1,074,424. In addition, a daughter of David Johnson is a business development specialist within our brokerage segment and received compensation of $120,000. The compensation of each related person described above was commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions.

Tom Gallagher, one of our named executive officers, is a brother of our CEO. His compensation is disclosed in the *2017 Summary Compensation Table* below.

Security Ownership by Certain Beneficial Owners and Management

The table below presents information concerning beneficial ownership of our common stock by: (i) each person we know to be the beneficial owner of more than 5% of our outstanding shares of common stock (as of December 31, 2017); (ii) each of our named executive officers, directors and director nominees (as of March 20, 2018); and (iii) all of our executive officers and directors as a group (as of March 20, 2018). The percentage calculations in this table are based on a total of 182,045,873 shares of our common stock outstanding as of the close of business on March 20, 2018. Unless otherwise indicated below, to our knowledge, the individuals and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. In addition, unless otherwise indicated, the address for all persons named below is c/o Arthur J. Gallagher & Co., 2850 Golf Road, Rolling Meadows, Illinois 60008-4002.

| Name | Shares of Common Stock[1] | Common Stock Issuable Within 60 Days of March 20, 2018 | | Total Beneficial Ownership | Percent of Common Stock Outstanding |
		Stock Options	Restricted Stock Units [2]		
5% Stockholders					
The Vanguard Group [3] 100 Vanguard Blvd. Malvern, PA 19355	18,710,585	N/A	N/A	18,710,585	10.3%
BlackRock, Inc. [4] 55 East 52nd Street New York, NY 10022	14,413,622	N/A	N/A	14,413,622	7.9%
NEOs, directors and nominees					
Pat Gallagher	850,016[5]	134,435	—	984,451	*
Doug Howell	191,575[6]	80,768	—	272,343	*
Jim Gault	182,595[7]	63,235	—	245,830	*
Jim Durkin	316,060[8]	57,235	—	373,295	*
Tom Gallagher	413,804[9]	63,901	—	477,705	*
Sherry S. Barrat	12,309	—	2,400	14,709	*
William L. Bax	37,270	—	2,400	39,670	*
D. John Coldman	4,847	—	2,400	7,247	*
Frank E. English, Jr.	10,000	—	2,400	12,400	*
Elbert O. Hand	30,800	—	2,400	33,200	*
David S. Johnson	48,828	—	2,400	51,228	*
Kay W. McCurdy	33,732	—	2,400	36,132	*
Ralph J. Nicoletti	3,817	—	2,400	6,217	*
Norman L. Rosenthal	27,625[10]	—	2,400	30,025	*
All directors and executive officers as a group (20 people)	**2,357,295**	**603,648**	**21,600**	**2,982,543**	**1.6%**

*   Less than 1%

(1) Includes "notional stock units" held under our Supplemental Plan (see page 28) for executive officers. Under this plan, some of our executive officers have deferred restricted stock units upon vesting or elected to invest other deferred amounts into a Gallagher common stock fund. These deferred notional stock units are included because the plan permits participants to elect to move in and out of the Gallagher common stock fund and, as a result, participants have investment power with respect to the underlying shares.

(2) All non-employee director unvested restricted stock units vest immediately upon a director's departure from the Board, and are included because a director could depart the Board at his or her discretion and acquire rights to the underlying stock within 60 days.

(3) Share total obtained from a Schedule 13G/A filed on February 9, 2018 by The Vanguard Group. Vanguard disclosed that it had sole voting power with respect to 251,672 of these shares, shared voting power with respect to 31,498 shares, sole investment power with respect to 18,427,219 shares, and shared investment power with respect to 283,366 shares.

(4) Share total obtained from a Schedule 13G/A filed on January 25, 2018 by BlackRock, Inc. BlackRock disclosed that it had sole voting power with respect to 12,857,557 of these shares and sole investment power with respect to the full number of shares disclosed.

(5) Includes 52,548 notional stock units (see footnote (1) above); 217,612 shares held in trust for the benefit of his children by his wife, Anne M. Gallagher, and another, as trustees, and over which he has shared voting and shared investment power; 251,083 shares held in a revocable trust of which his wife is the sole trustee and over which he has no voting or investment power and therefore disclaims beneficial ownership; 205,965 shares held by Elm Court LLC, a limited liability company of which the voting LLC membership interests are owned by Pat Gallagher and the non-voting LLC membership interests are owned by a grantor retained annuity trust of which Pat Gallagher is the trustee; and 66,703 shares held in an irrevocable trust of which he is the sole trustee.

(6) Includes 146,830 notional stock units (see footnote (1) above); 2,271 shares held by his wife, over which he has no voting or investment power and therefore disclaims beneficial ownership; and 10,915 shares held in a margin securities account at a brokerage firm, with no loans outstanding in the account.

(7) Includes 48,708 shares held by his wife, over which he has shared voting power.

(8) Includes 8,889 notional stock units (see footnote (1) above).

(9) Includes 4,861 notional stock units (see footnote (1) above); 86,760 shares held in a grantor retained annuity trust of which he is the sole beneficiary; 55,280 shares held in trusts for the benefit of his children, of which his wife is the sole trustee, and over which he has no voting or investment power and disclaims beneficial ownership; 31,671 shares held by his wife, over which he has no voting or investment power; and 66,709 shares held in an irrevocable trust of which he is the sole trustee.

(10) Includes 2,500 shares held in a joint brokerage account with Caryl G. Rosenthal and 2,000 shares held in a joint brokerage account with Marisa F. Rosenthal. Dr. Rosenthal has shared voting and investment power with respect to these shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Our executive officers, directors and 10% stockholders are required under the Exchange Act to file reports of ownership and changes in ownership with the SEC and the NYSE. Copies of these reports must also be furnished to us. Based on a review of copies of Forms 3, 4 and 5 furnished to us or filed with the SEC, or written representations that no additional reports were required, we believe that, during the last fiscal year, our executive officers, directors and 10% stockholders timely filed all reports required by Section 16(a) of the Exchange Act.

Equity Compensation Plan Information

The following table provides information as of December 31, 2017, regarding the number of shares of our common stock that may be issued under our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	11,318,747[1]	45.27[2]	23,332,905[3]
Equity compensation plans not approved by security holders	8,000[4]	—	—
Total	11,326,747	45.27[2]	23,332,905

(1) This amount includes the following:

  • 9,520,993 shares that may be issued in connection with outstanding stock options;

  • 206,586 shares that may be issued in connection with earned performance share units, and unearned performance share units valued at target levels; and

  • 1,591,168 unvested restricted stock units.

(2) Indicates the weighted average exercise price of the outstanding stock options included in column (a).

(3) This amount includes the following:

  • 16,162,220 shares available under the 2017 Long-Term Incentive Plan; and

  • 7,170,685 shares available under our Employee Stock Purchase Plan.

(4) This amount represents deferred restricted stock units under the Restricted Stock Plan, an equity compensation plans not approved by stockholders under which we have outstanding awards. All of our directors, officers and employees were eligible to receive awards under the plan, which provided for the grant of contingent rights to receive shares of our common stock. Awards under the plan were granted at the discretion of the Compensation Committee. Each award granted under the plan represents the right of the holder of the award to receive shares of our common stock, cash or a combination of shares and cash, subject to the holder's continued employment with us for a period of time after the grant date of the award. The Compensation Committee determined each recipient of an award under the plan, the number of shares of common stock subject to such an award and the period of continued employment required for the vesting of such award. The last year we made awards under this plan was 2009.

Audit Matters

Item 2 – Ratification of Appointment of Independent Auditor

The Audit Committee has considered the qualifications of Ernst & Young LLP and has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018. As a matter of good governance, the Board is submitting the appointment of Ernst & Young LLP to our stockholders for ratification. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will consider the outcome of this vote in its future deliberations regarding the selection of our independent registered public accounting firm.

Principal Accountant Fees and Services

The following is a summary of Ernst & Young LLP's fees for professional services rendered to us for the fiscal years ended December 31, 2017 and 2016:

	2017	2016
Audit Fees(1)	$ 5,070,000	$ 4,729,000
Audit-Related Fees(2)	1,005,000	814,000
Tax Compliance Fees(3)	1,259,000	1,271,000
Tax Advisory Fees(4)	3,902,000	3,955,000
All Other Fees(5)	3,000	9,000
Totals	$11,239,000	$10,778,000

(1) Audit fees include fees associated with the annual audit of our company and our subsidiaries and the effectiveness of internal control over financial reporting, the review of our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, and statutory audits required internationally.

(2) Audit-related fees principally include due diligence in connection with acquisitions, issuance of service auditor reports (SOC 1 and SOC 2) related to operations at one of our subsidiaries and advisory work related to our compliance with foreign statutory requirements.

(3) Tax compliance fees include fees associated with the preparation of our annual Federal and state tax returns.

(4) Tax advisory fees include tax advice and tax planning related to Federal, state and international tax matters.

(5) All other fees principally include fees for access to an online accounting and tax information database.

Audit fees were higher in 2017 due in part to audit work associated with the implementation and adoption of a new revenue recognition accounting standard effective January 1, 2018. Audit-related fees were higher in 2017 due in part to additional SOC 2 related work.

Audit Committee Pre-Approval Policies and Procedures

All audit services, audit-related services, tax services and other services for fiscal years 2017 and 2016 were pre-approved by the Audit Committee. It is the policy of the Audit Committee to pre-approve the engagement of Ernst & Young LLP before we engage such firm to render audit or other permitted non-audit services. The Audit Committee has adopted procedures for pre-approving all audit and permitted non-audit services provided by Ernst & Young LLP. The Audit Committee annually pre-approves a list of specific services and categories of services, subject to a specified cost level. Part of this approval process includes making a determination as to whether permitted non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for the types of services that Ernst & Young LLP has historically been retained to perform related to integrated audit and other recurring services, subject to reporting any such approvals at the next Audit Committee meeting.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if the representative so desires.

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2018

Audit Committee Report

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of the company's financial statements, risk assessment and risk management, and compliance with legal and regulatory requirements. The Audit Committee manages the company's relationship with and is responsible for the appointment, retention, termination and compensation of Ernst & Young LLP. Ernst & Young LLP has served as the company's auditor since 1973. The Audit Committee reviews Ernst & Young LLP's independence, capabilities, expertise, performance and fees in deciding whether to retain its services.

The company's management is responsible for the preparation, presentation and integrity of its consolidated financial statements, accounting and financial reporting principles, and internal controls designed to assure compliance with accounting standards and applicable laws and regulations. Ernst & Young LLP is responsible for auditing the company's consolidated financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the company's internal controls over financial reporting. The Audit Committee monitors the financial reporting process and reports its findings to the Board.

The Audit Committee carried out its duties and responsibilities, including the following specific actions:

- Reviewed and discussed with management and Ernst & Young LLP the company's audited consolidated financial statements as of and for the fiscal year ended December 31, 2017 and its internal control over financial reporting as of December 31, 2017;

- Reviewed and discussed with Ernst & Young LLP all matters required to be discussed by the standards of the Public Company Accounting Oversight Board (PCAOB); and

- Obtained the written disclosures and letter from Ernst & Young LLP regarding its communications with the Audit Committee concerning Ernst & Young LLP's independence as required by the PCAOB, including the requirements under PCAOB Rule 3526, and has discussed with Ernst & Young LLP its independence.

Based on these reviews and discussions with management and Ernst & Young LLP, the Audit Committee recommended to the Board that the company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for filing with the SEC. The Audit Committee believes that the retention of Ernst & Young LLP to serve as the company's independent registered public accounting firm is in the best interests of the company.

AUDIT COMMITTEE

William L. Bax (*Chair*)
Frank E. English, Jr.
Ralph J. Nicoletti
Norman L. Rosenthal

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the compensation of the following named executive officers:

- **Pat Gallagher** Chairman, President and Chief Executive Officer

- **Doug Howell** Chief Financial Officer

- **Jim Gault** Corporate VP and Chairman – Global P/C Brokerage

- **Jim Durkin** Corporate VP and Chairman – Employee Benefit Consulting and Brokerage

- **Tom Gallagher** Corporate VP and CEO – Global P/C Brokerage

Non-GAAP financial measures. See Exhibit A for additional information regarding the non-GAAP financial measures referred to in this Proxy Statement (adjusted revenue, adjusted EBITDAC, and adjusted EBITDAC per share, as defined for our annual cash incentive and performance share unit programs, and adjusted EBITDAC margin and organic revenue growth), including required reconciliations to the most directly comparable GAAP financial measures.

Overview of Our Executive Compensation Program

The Compensation Committee believes that our compensation program for named executive officers is balanced and reasonable and helps us retain and motivate highly talented business leaders through a range of economic cycles. We reward performance by emphasizing a balance of short- and long-term compensation vehicles. Annual cash incentives are awarded based on achievement of financial performance measures and the Committee's assessment of individual performance. Further details on the principles and objectives of our compensation program are set forth below.

Principle	Features of Compensation Program Aligned to Principle
Pay-for-Performance	• Our program emphasizes at-risk incentive award opportunities, which are tied to specified financial objectives. • Our annual incentive program is based primarily on the achievement of key company performance objectives set by the Compensation Committee. • Our long-term incentive program awards are tied to a combination of stock price performance and achievement of performance objectives established by the Compensation Committee.
Attract and Retain World-Class Talent	• Compensation elements and award opportunities are designed to position us to compete effectively for insurance, business, financial or other executive talent. • The Compensation Committee engages a compensation consultant to conduct a market assessment to ensure that our program is highly competitive. • High performers are awarded above-target pay when company performance goals are exceeded.
Stockholder Alignment	• We align the long-term financial interests of our named executive officers and stockholders through (i) performance share units, stock options and restricted stock units with long vesting periods and (ii) our Deferred Equity Participation Plan, which encourages retention and alignment with long-term stockholder interests by requiring our named executive officers to remain employed with us through at least age 62 in order to vest in their awards. • Pursuant to stock ownership guidelines, senior executives own significant amounts of Gallagher stock throughout the term of their employment (six times salary for CEO, four times for CFO and three times for other named executive officers). All of our named executive officers meet these guidelines.
Committee Discretion	• While annual incentive awards are determined primarily based on achievement of company performance objectives, the Compensation Committee exercises discretion when necessary to adjust awards based on factors such as individual or division performance, changes in accounting standards, economic or business conditions, adherence to company values or similar matters.

Key Pay and Governance Practices

The Compensation Committee continually evaluates developing practices in executive compensation and governance and considers modifications to our executive compensation program that support our business strategies, provide an appropriate balance of risk and reward for our named executive officers, and align their compensation with long-term stockholder interests. The following charts summarize certain of our key pay and governance practices.

What We Do	What We Don't Do
✓ Double-trigger change-in-control agreements	✗ No single-trigger change-in-control payments in either the 2017 Long-Term Incentive Plan or our change in control agreements
✓ Our 2017 Long-Term Incentive Plan requires the Board to approve any accelerated payouts on a change in control (i.e., not single-trigger)	✗ No guaranteed incentive awards for senior executives
✓ Performance share units (PSUs) with three-year performance period beginning in 2017	✗ No employment agreement with any of our named executive officers
✓ Minimum vesting requirements for equity awards (equity plans specify minimum of three years for full value awards granted to employees and one year for stock options). In practice, PSUs cliff vest in three years, stock options vest ratably over years three through five, and RSUs cliff vest in five years	✗ No pledging of common stock by executive officers and directors without prior approval
✓ Stock ownership guidelines for executive officers and directors	✗ No hedging of common stock by executive officers and directors
✓ Clawback policy in effect for equity and cash incentive awards	✗ No excessive perquisites or related tax gross-ups
	✗ No new excise tax gross-ups upon change in control
	✗ No stock option repricing, stock option cash buy-outs, or liberal share recycling in equity plans

2017 Stockholder Votes and Stockholder Outreach

When making determinations regarding corporate governance and executive compensation, our Board of Directors pays close attention to the views of our stockholders, including the 96% and 94% approval rates received in 2017 by our "say on pay" proposal and our 2017 Long-Term Incentive Plan, respectively. In addition, members of our management team engaged with our largest stockholders to discuss corporate governance and executive compensation matters during the year.

Based in part on the feedback we received from stockholders, the Compensation Committee changed the performance measure for the performance share units (PSUs) granted under our equity plans. In 2017 we moved to a three-year performance period for our PSU grants. Payouts of PSUs will be based on average growth in adjusted EBITDAC per share over a three-year measurement period. The Committee believes that the performance measure is responsive to stockholder preference for a long-term performance period. The Committee also believes that growth in adjusted EBITDAC per share is a key driver of long-term stock price appreciation, thereby further aligning the interests of our executives with those of our stockholders.

2017 Compensation

Components of Compensation for Named Executive Officers

Compensation Element	Objective	Key Features
Base Salary	Compensate named executive officers for fulfilling the regular duties and responsibilities of their positions	Base salary may be increased from time to time based on job performance, promotion into a new role, expansion of duties, or market conditions
Annual Cash Incentives	Reward strong operational and financial performance that further short-term strategic objectives	Maximum annual cash incentive opportunities are based on a combination of the company's growth in adjusted EBITDAC and growth in adjusted revenue, and actual awards are subject to the Compensation Committee's discretion based on various factors, including the company's organic growth performance and divisional financial performance See page 21 for more information
Long-Term Incentives Performance share units (PSUs), stock options and restricted stock units	Tie a significant portion of compensation to our long-term performance, promote retention of named executive officers and align the financial interests of named executive officers with those of stockholders	Long-term incentive opportunities are considered at-risk. They are greater for named executive officers with a greater direct impact on long-term company performance PSUs, stock options and restricted stock units each tie named executive officers' long-term wealth to the performance of our stock while multi-year vesting requirements reinforce sustainable value creation. Five-year cliff vesting for restricted stock units, and vesting over years three through five for stock options, promotes retention See pages 21 to 23 for more information
Deferred Equity Participation Plan (DEPP)	Promote retention of named executive officers and align their financial interests with those of stockholders	Vesting of awards is delayed until named executive officers reach age 62, and for one-year increments after such age Each named executive officer has made an irrevocable election to invest their awards in a fund representing our common stock See page 28 for more information

Annual Cash Incentives

In 2017, the Compensation Committee approved maximum annual cash incentive opportunities, to be determined as follows: (i) target award opportunities of 150% of base salary for our CEO and 100% of base salary for our other named executive officers, multiplied by (ii) a percentage determined by the combination of adjusted revenue growth and adjusted EBITDAC growth in the year of performance, as set forth in the table below.

		Adjusted Revenue Growth* ($B)				
		0% to 2.49%	2.5% to 4.99%	5% to 7.49%	7.5% to 9.99%	> 10%
Adjusted EBITDAC Growth*	0% to 4.99%	100%	100%	100%	100%	100%
	5% to 9.99%	100%	100%	125%	125%	150%
	10% to 14.99%	100%	125%	150%	150%	175%
	15-19.99%	100%	125%	150%	175%	200%
	>20%	100%	150%	175%	200%	200%

* We define "**adjusted revenue**" the same here as we do in our other filings (i.e., revenue excluding gains on sales of books of business and adjusted to remove the effect of foreign currency translation). However, we define "**adjusted EBITDAC**" for our annual cash incentive and performance share unit programs as follows: EBITDAC excluding (i) gains on sales of books of business, (ii) lease abandonment and workforce termination charges, and (iii) the effect of foreign currency translation. Unlike adjusted EBITDAC as presented in our most recent earnings release, in this context the measure does *not* exclude acquisition integration costs and other acquisition-related adjustments. The Committee believes that including the impact of acquisition-related expenses increases management accountability around the execution of our acquisition strategy.

In 2017, we achieved adjusted revenue growth of 8.7% and adjusted EBITDAC growth of 13.9%. Based on this performance, each named executive officer qualified for an award opportunity of 150% of his target award. Final awards, discussed below for each named executive officer, were determined by the Committee based on various factors, including the company's organic growth performance and divisional financial performance.

Performance Share Units (PSUs)

In 2017, the Compensation Committee granted each named executive officer a target PSU award. The percentage of the target award that is earned will be based on our average annual performance over a three-year performance period, as set forth in the table below. For 2017, our growth in adjusted EBITDAC per share was 12.3%. PSUs granted in 2017 and earned on the basis of 2017-2019 performance will cliff vest on March 16, 2020, the third anniversary of the date of grant, and settle in shares.

Average 3-Year Adjusted EBITDAC per Share Growth*	PSUs Earned (% of Target Award)
Less than 4%	0%
4% to 9%	Interpolated on a straight-line basis between 50% and 100%
9% to 14%	Interpolated on a straight-line basis between 100% and 200%
More than 14%	200%

* See the definition of "adjusted EBITDAC" in *Annual Cash Incentives* above.

As disclosed in our 2015 Proxy Statement, 100% of the PSUs provisionally awarded to named executive officers in 2014 were earned based on our 30.4% growth in EBITAC (defined as net earnings before interest, income taxes, amortization and the change in estimated acquisition earnout payables) in 2014. These earned PSUs vested and settled in shares on March 12, 2017. Please see *2017 Option Exercises and Stock Vested* below for more information regarding these awards.

2017 Compensation Actions

Pat Gallagher – Chairman and CEO

Performance	Compensation
The Compensation Committee believes that Pat Gallagher performed extremely well in 2017, leading the company to 8.7% adjusted revenue growth, 13.9% adjusted EBITDAC growth and 12.3% adjusted EBITDAC per share growth in our combined brokerage and risk management segments. Gallagher's total return to stockholders in 2017 was 25.0%. This performance compares favorably to the S&P 500 and S&P P&C Insurance indices, which increased 21.8% and 22.4%, respectively. In addition, the Committee recognized the following aspects of Mr. Gallagher's performance: **Organic growth.** The company achieved 4.5% organic revenue growth during the year, 4.4% in the brokerage segment and 5.2% in the risk management segment. **Mergers and acquisitions.** The company completed 39 acquisitions representing $172 million in acquired annualized revenue. **Quality and productivity.** The company increased its adjusted EBITDAC margin 46 basis points to 25.8%. **Capital management.** Clean energy investments contributed $133 million to net earnings; the company returned $284 million to stockholders as dividends; the company maintained significant liquidity; and the company remained well within its debt covenants.	Based on Pat Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2017: **Base salary** – increased from $1,000,000 to $1,250,000, his first increase since 2007. **Annual cash incentive** – $2,812,500, 150% of his target award. **PSU award** – target award of 32,650 PSUs, with a grant date value of $1,856,479. **Stock option award** – 58,300 stock options with an exercise price of $56.86 and a grant date value of $665,786. **DEPP award** – $1,000,000. As discussed below under *Comparative Market Assessment*, Pat Gallagher's compensation has been significantly below the median for similarly situated CEOs in our peer group. The Compensation Committee took this into consideration when approving the increases in his base salary, equity awards and DEPP award in 2017. Over the past three years, our total return to stockholders (including dividends) was 47.3%, while Pat Gallagher's compensation increased by 40.2%. The Compensation Committee believes Mr. Gallagher's compensation is appropriately aligned with our long-term total return to stockholders.

Doug Howell – Chief Financial Officer

Performance	Compensation
The Committee evaluated Doug Howell's performance in light of the company's overall performance as described above for Pat Gallagher. In addition, the Committee considered the following items: • Mr. Howell's leadership of expense saving initiatives critical to increasing our adjusted EBITDAC margin; • implementation of a new revenue recognition accounting standard; • successful debt placements; • the successful execution and financing of our acquisition program using primarily cash and debt; and • significant growth in our tax-advantaged clean energy investments earnings.	Based on Doug Howell's and the company's performance, the Compensation Committee made the following compensation decisions for 2017: **Base salary** – remained the same, at $850,000. **Annual cash incentive** – $1,275,000, 150% of his target award. **PSU award** – target award of 11,100 PSUs, with a grant date value of $631,146. **Stock option award** – 19,800 stock options with an exercise price of $56.86 and a grant date value of $226,116. **Restricted stock unit award** – 3,700 restricted stock units, with a grant date value of $210,382. **DEPP award** – $450,000.

Jim Gault – Chairman, Global P/C Brokerage

Performance	Compensation
In evaluating Jim Gault's performance in 2017, the Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • the strong financial performance of our global P/C brokerage business, including 8.1% adjusted revenue growth, 17.8% adjusted EBITDAC growth and 4.5% organic revenue growth; • our global P/C brokerage business completed 20 acquisitions representing $105 million in acquired annualized revenue; and • the successful transition of management responsibility for our global P/C brokerage business to Tom Gallagher.	Based on Jim Gault's and the company's performance, the Compensation Committee made the following compensation decisions for 2017: **Base salary** – remained the same, at $800,000. **Annual cash incentive** – $1,200,000, 150% of his target award. **Equity awards** – In anticipation of the transition in division leadership, Mr. Gault did not receive equity awards in 2017. **DEPP award** – $1,000,000.

Jim Durkin – Chairman, Employee Benefit Consulting and Brokerage

Performance	Compensation
In evaluating Jim Durkin's performance in 2017, the Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • the strong financial performance of our employee benefit consulting and brokerage business, including 12.7% adjusted revenue growth, 12.8% adjusted EBITDAC growth and 4.8% organic revenue growth; • our employee benefit consulting and brokerage business completed 15 acquisitions representing $51 million in acquired annualized revenue; and • the successful transition of Mr. Durkin's management responsibilities to his successor.	Based on Jim Durkin's and the company's performance, the Compensation Committee made the following compensation decisions for 2017: **Base salary** – remained the same, at $725,000. **Annual cash incentive** – $1,087,500, 150% of his target award. **Equity awards** – In anticipation of the transition in division leadership, Mr. Durkin did not receive equity awards in 2017. **DEPP award** – $950,000.

Tom Gallagher – CEO, Global P/C Brokerage

Performance	Compensation
In evaluating Tom Gallagher's performance in 2017, the Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • the strong financial performance of our global P/C brokerage business, including 8.1% adjusted revenue growth, 17.8% adjusted EBITDAC growth and 4.5% organic revenue growth; • our global P/C brokerage business completed 20 acquisitions representing $105 million in acquired annualized revenue; and • the successful rebranding of our global P/C brokerage business.	Based on Tom Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2017: **Base salary** – increased from $750,000 to $800,000. **Annual cash incentive** – $1,200,000, 150% of his target award. **PSU award** – target award of 10,450 PSUs, with a grant date value of $594,187. **Stock option award** – 37,300 stock options with an exercise price of $56.86 and a grant date value of $425,966. **DEPP award** – $400,000.

Compensation Decision-Making Process

The Compensation Committee is responsible for determining compensation opportunities for our named executive officers, establishing the annual total value to be transferred through our equity plans, setting thresholds, targets and maximum awards for incentive compensation, and approving final award amounts. To determine compensation opportunities for our named executive officers, the Committee takes into account the compensation objectives noted earlier under *Components of Compensation for Named Executive Officers*, compensation data for our comparison groups, trends in the financial service and insurance brokerage sectors and the strategic value of a given role, among other factors.

Tally Sheets

The Compensation Committee also carefully considers the data compiled in a tally sheet prepared by management for each named executive officer. Tally sheets provide:

- a comprehensive view of our compensation payout exposure under various termination scenarios (for example, voluntary or involuntary termination, retirement, and change in control);

- details regarding all compensation, benefits and perquisites delivered to our named executive officers during the most recent three-year period and a projection for the coming year; and

- a three-year analysis of equity and deferred compensation, which provides insight into total wealth accumulation for each officer, as well as the sensitivity of these figures to changes in our stock price.

This information provides a comprehensive context in which the Committee can determine the appropriate type and amount of compensation for each named executive officer.

Role of the CEO

At the beginning of each year, Pat Gallagher proposes performance objectives for the company and himself. The Compensation Committee and the Board review these objectives with Mr. Gallagher and make modifications as necessary. Following this review and discussion, the Compensation Committee and the Board finalize and approve the objectives for Mr. Gallagher and the company. The objectives include both quantitative financial measurements and qualitative strategic and operational considerations that focus on factors Mr. Gallagher and the Board believe create long-term stockholder value. Mr. Gallagher reviews and discusses preliminary considerations regarding his own compensation with the Compensation Committee but does not participate in the Committee's final determination of his compensation. Mr. Gallagher also reviews the performance of each other named executive officer and presents a summary of these performance reviews to the Committee, along with preliminary recommendations regarding salary adjustments, if any, and annual award amounts.

Role of the Compensation Consultant

The Compensation Committee retained Pearl Meyer & Partners, LLC (Pearl Meyer) as its independent executive compensation consultant. In connection with its engagement, Pearl Meyer reviewed 2017 proxy season results and implications for our pay practices; assisted in the review and confirmation of our peer group for executive compensation and performance review purposes; provided updates on emerging executive compensation trends, including proxy advisory firm and regulatory developments; and reviewed and assessed all elements of our pay programs for executive officers, including the competitiveness of pay levels and incentive program design. The Committee assessed Pearl Meyer's independence pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent Pearl Meyer from serving as an independent consultant to the Committee.

Tax Considerations

Section 162(m) of the Internal Revenue Code limits the deductibility for Federal income tax purposes of compensation payable in a taxable year to our named executive officers to the extent that such compensation exceeds $1 million. On December 22, 2017, the United States enacted tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act). Among other things, the Tax Act repealed the qualified performance-based compensation exception under Section 162(m) and expanded the group of covered employees potentially subject to the $1 million deductibility cap. As a result of the Tax Act changes to Section 162(m), we expect that equity awards and other compensation granted to named executive officers after November 2, 2017 will not be deductible to the extent such amounts exceed $1 million in any one year.

Comparative Market Assessment

The Compensation Committee reviews compensation data from two different comparison groups as a market reference for its named executive officer compensation decisions.

Proxy Comparison Group

The Compensation Committee uses the Proxy Comparison Group as a reference point for our compensation plan structure, pay mix, general equity granting practices and individual pay levels.

This group is focused on our direct competitors for executive talent. Its members are selected from insurance brokers and carriers and from professional and financial services companies that may compete with us for executive talent or in specific lines of business.

The companies listed below under "Insurance Brokers" are of particular interest for the Compensation Committee. Although Aon, Marsh & McLennan and Willis Towers Watson are larger than we are on several size dimensions, the Committee believes it is important to understand their compensation programs given that they compete with us the most directly. Additionally, we are similarly-sized to the median-sized company in the broader peer group.

The companies set forth below were used for the 2017 analysis. There were no changes to this group from the prior year.

Insurance Brokers
Aon plc
Brown & Brown, Inc.
Marsh & McLennan Companies, Inc.
Willis Towers Watson plc

Insurance Carriers
American Financial Group Inc.
Arch Capital Group Ltd.
Axis Capital Holdings Ltd.
W.R. Berkley Corp.
CNA Financial Corp.
Markel Corp.
Old Republic International Corp.
Unum Group
XL Group Ltd.

Professional / Financial Services Firms
Fidelity National Financial, Inc.
Raymond James Financial, Inc.

Survey Comparison Group

The Compensation Committee also uses a Survey Comparison Group as a reference point for individual pay levels for certain executive positions.

This group consists of insurance and general industry companies similar to us in total assets, revenue or number of employees. In 2017, the Compensation Committee reviewed pay data from two published surveys, *Executive Compensation Survey* conducted by Mercer and *Top Management Industry Compensation Survey* conducted by Willis Towers Watson.

Results of the Comparative Market Assessment

For 2017, the Compensation Committee examined the total direct compensation opportunity (base salary, annual cash incentives and long-term incentives) for each named executive officer, as well as each individual element of compensation. Data from the Proxy Comparison Group and Survey Comparison Group were used as a market reference for compensation decisions. The Compensation Committee does not target total compensation to a specific percentile of comparison group compensation.

The comparative market assessment showed that total direct compensation for our named executive officer group was generally competitive with the Proxy Comparison Group. However, the assessment showed that Pat Gallagher's total direct compensation was significantly below the median for similarly situated CEOs in the Proxy Comparison Group. As discussed above under *2017 Compensation Actions,* the Committee took this data into consideration in approving Pat Gallagher's compensation for 2017.

Compensation Committee Report

The Compensation Committee oversees the company's compensation program for named executive officers on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth above.

Based on the review and discussion referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the company's 2018 Proxy Statement and incorporated by reference in its 2017 Annual Report on Form 10-K, which it files with the SEC.

COMPENSATION COMMITTEE

Sherry S. Barrat *(Chair)*
D. John Coldman
Elbert O. Hand
David S. Johnson
Kay W. McCurdy

Executive Compensation Tables

2017 Summary Compensation Table

Name and Principal Position [1]	Year	Salary ($)	Bonus ($) [2]	Stock Awards ($) [3]	Option Awards ($) [4]	Non-Equity Incentive Plan Compensation ($) [2][5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [6]	All Other Compensation ($) [7]	Total ($)
Pat Gallagher Chairman, President and Chief Executive Officer	2017	1,250,000	—	1,856,479	665,786	2,812,500	87,165	1,214,561	7,886,491
	2016	1,000,000	—	823,934	531,505	2,250,000	37,215	1,096,513	5,739,167
	2015	1,000,000	—	727,178	471,750	2,250,000	0	1,024,349	5,473,277
Doug Howell Chief Financial Officer	2017	850,000	—	841,528	226,116	1,275,000	2,630	580,302	3,775,576
	2016	850,000	—	701,546	225,615	1,275,000	1,638	572,447	3,626,246
	2015	750,000	—	547,115	176,675	1,125,000	0	610,700	3,209,490
Jim Gault Corporate VP, Chairman – Global P/C Brokerage	2017	800,000	—	—	—	1,200,000	82,149	1,136,247	3,218,396
	2016	800,000	—	330,011	318,565	1,200,000	35,073	524,001	3,207,650
	2015	800,000	200,000	290,871	283,050	800,000	0	553,746	2,927,667
Jim Durkin Corporate VP, Chairman – Employee Benefit Consulting and Brokerage	2017	725,000	—	—	—	1,087,500	97,440	1,072,008	2,981,948
	2016	725,000	—	299,414	288,990	1,087,500	41,420	532,067	2,974,391
	2015	725,000	—	263,169	256,225	1,087,500	5,256	506,046	2,843,196
Tom Gallagher Corporate VP, CEO – Global P/C Brokerage	2017	800,000	—	594,187	425,966	1,200,000	69,973	505,932	3,596,058
	2016	750,000	—	310,341	299,130	1,125,000	28,886	2,115,624	4,628,981
	2015	700,000	525,000	253,935	247,900	350,000	0	1,175,265	3,252,100

(1) Principal positions are as of December 31, 2017.

(2) Amounts in this column are reported for the year in which they are earned, regardless of the year in which they are paid.

(3) This column includes the full grant date fair value of PSUs and restricted stock units granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*. The amounts reported in this column for PSUs granted during each fiscal year represent the value of each award at the grant date based upon the probable outcome of the performance conditions under the program, determined in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. Maximum payouts for the PSU awards as of the date of grant were as follows: Pat Gallagher – $3,712,958; Doug Howell – $1,262,292; and Tom Gallagher – $1,188,374. For a discussion of PSUs, see page 21. For additional information on the valuation assumptions with respect to stock grants, refer to Note 11 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2017.

(4) This column represents the full grant date fair value of stock option awards granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeiture is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to option grants, refer to Note 9 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2017.

(5) This column represents annual performance-based cash incentive awards related to services rendered in 2015, 2016 and 2017. Awards are reported for the year in which they are earned, regardless of the year in which they are paid. These awards were paid fully in cash in April of 2016 and 2017 and March of 2018, respectively.

(6) The amounts shown in this column represent the aggregate change in actuarial present value of each named executive officer's benefits under our pension plan, except where such change is a negative value. When that is the case, SEC rules require that a zero be included in this table. In 2015, such figures were as follows: Pat Gallagher – $(419); Doug Howell – $(557); Jim Gault – $(395); and Tom Gallagher – $(7,851).

(7) For 2017, includes the following:

Named Executive Officer	DEPP Awards* ($)	Supplemental Plan Match** ($)	401(k) Match*** ($)	Corporate Auto & Insurance ($)	Financial Advisory Services ($)	Non-Employee Travel ($)	Club Memberships Not Exclusively For Business Use, Cell Phone Allowance, Employee Commission Return ($)
Pat Gallagher	1,000,000	161,500	13,500	8,292	—	—	31,269
Doug Howell	450,000	92,750	13,500	8,292	15,760	—	—
Jim Gault	1,000,000	86,500	13,500	5,892	12,760	1,410	13,185
Jim Durkin	950,000	77,125	13,500	8,292	11,820	—	11,271
Tom Gallagher	400,000	75,000	13,500	4,692	—	8,900	3,840

*Deferred Equity Participation Plan (DEPP)

Deferred cash awards under the DEPP are nonqualified deferred compensation awards under Section 409A of the Internal Revenue Code. Each named executive officer has made an irrevocable election to have such awards deemed invested in a fund representing shares of our common stock. Awards under the DEPP do not vest until participants reach age 62 (or the one-year anniversary of the date of grant for participants over the age of 61, which include Pat Gallagher, Jim Gault and Jim Durkin). Accordingly, amounts in the plan are subject to forfeiture in the event of a voluntary termination of employment prior to age 62 (or the minimum one-year vesting period). Awards deemed invested in our common stock provide an incentive for our named executive officers to manage our company for earnings growth and total shareholder return. In addition, the deferred realization of these awards encourages retention of our named executive officers until a normal retirement age, and for one-year increments after such age.

**Supplemental Savings and Thrift Plan (Supplemental Plan) Match

The Supplemental Plan allows certain highly compensated employees (those with compensation greater than an amount set annually by the IRS) to defer up to 80% of their base salary and annual cash incentive payment. We match any deferrals of salary and annual cash incentive payments on a dollar-for-dollar basis up to the lesser of (i) the amount deferred or (ii) 5% of the employee's regular earnings minus the maximum contribution that we could have matched under the 401(k) Plan. All such cash deferrals and match amounts may be deemed invested, at the employee's election, in a number of investment options that include various mutual funds, an annuity product and a fund representing our common stock. Such employees may also defer restricted stock units and PSUs, but these deferrals are not subject to company matching. Amounts held in the Supplemental Plan accounts are payable as of the employee's termination of employment, or at such other time as the employee elects in advance of the deferral, subject to certain exceptions set forth in IRS regulations.

***401(k) Match

Under our 401(k) Savings and Thrift Plan (401(k) Plan), a tax qualified retirement savings plan, participating employees, including our named executive officers, may contribute up to 75% of their earnings on a before-tax or after-tax basis into their 401(k) Plan accounts, subject to limitations imposed by the Internal Revenue Service (IRS). Under the 401(k) Plan, we match an amount equal to one dollar for every dollar an employee contributes on the first 5% of his or her regular earnings. The 401(k) Plan has other standard terms and conditions.

2017 Grants of Plan-Based Awards

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Pat Gallagher	LTIP[1]	3/16/17	—	—	—	—	—	—	—	58,300	56.86	665,786
	LTIP[3]	3/16/17	—	—	—	16,325	32,650	65,300	—	—	—	1,856,479
	ANNUAL[4]	N/A	N/A	1,875,000	3,750,000	—	—	—	—	—	—	N/A
Doug Howell	LTIP[1]	3/16/17	—	—	—	—	—	—	—	19,800	56.86	226,116
	LTIP[2]	3/16/17	—	—	—	—	—	—	3,700	—	—	210,382
	LTIP[3]	3/16/17	—	—	—	5,550	11,100	22,200	—	—	—	631,146
	ANNUAL[4]	N/A	N/A	850,000	1,700,000	—	—	—	—	—	—	N/A
Jim Gault	ANNUAL[4]	N/A	N/A	800,000	1,600,000	—	—	—	—	—	—	N/A
Jim Durkin	ANNUAL[4]	N/A	N/A	725,000	1,450,000	—	—	—	—	—	—	N/A
Tom Gallagher	LTIP[1]	3/16/17	—	—	—	—	—	—	—	37,300	56.86	425,966
	LTIP[3]	3/16/17	—	—	—	5,225	10,450	20,900	—	—	—	594,187
	ANNUAL[4]	N/A	N/A	800,000	1,600,000	—	—	—	—	—	—	N/A

(1) Stock options under our 2017 Long-Term Incentive Plan, vesting one-third on each of the third, fourth and fifth anniversaries of the grant date.

(2) Restricted stock units under our 2017 Long-Term Incentive Plan, vesting on the fifth anniversary of the grant date.

(3) The range of possible awards each named executive officer would have been eligible to receive on the third anniversary of the grate date related to performance share units under our 2017 Long-Term Incentive Plan. See page 21.

(4) The amounts in this line represent the range of possible annual cash incentive award the named executive officer was eligible to receive in March 2018, related to 2017 performance under our annual cash incentive program. The amounts were subject to performance criteria and subject to the Compensation Committee's downward discretion. There was no threshold payout level for these awards for 2017. The amounts actually awarded to each named executive officer are reported in the "Non-Equity Incentive Plan Compensation" column of the *2017 Summary Compensation Table* and are more fully discussed in footnote (5) thereto.

Outstanding Equity Awards at 2017 Fiscal Year-End

Name	Option Awards [1]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [2] (#)	Market Value of Shares or Units of Stock That Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [5] ($)
Pat Gallagher	17,762	0	23.76	3/4/18	—	—	—	—
	25,600	0	30.95	3/7/18	—	—	—	—
	34,600	0	35.71	3/15/19	—	—	—	—
	23,801	11,899	39.17	3/12/20	—	—	—	—
	23,567	47,133	46.87	3/11/21	—	—	—	—
	0	51,000	46.17	3/10/22	—	—	—	—
	0	62,900	43.71	3/16/23	—	—	—	—
	0	58,300	56.86	3/15/24	—	—	—	—
					33,914	2,146,078	32,650	4,132,184
Doug Howell	6,061	0	23.76	3/4/18	—	—	—	—
	10,200	0	30.95	3/7/18	—	—	—	—
	13,600	0	35.71	3/15/19	—	—	—	—
	13,334	6,666	39.17	3/12/20	—	—	—	—
	20,401	40,799	46.87	3/11/21	—	—	—	—
	0	19,100	46.17	3/10/22	—	—	—	—
	0	26,700	43.71	3/16/23	—	—	—	—
	0	19,800	56.86	3/15/24	—	—	—	—
					35,306	2,234,164	11,100	1,404,816
Jim Gault	15,900	0	35.71	3/15/19	—	—	—	—
	10,667	5,333	39.17	3/12/20	—	—	—	—
	10,567	21,133	46.87	3/11/21	—	—	—	—
	0	30,600	46.17	3/10/22	—	—	—	—
	0	37,700	43.71	3/16/23	—	—	—	—
					13,575	859,026	—	—
Jim Durkin	1,270	0	23.76	3/4/18	—	—	—	—
	10,400	0	30.95	3/7/18	—	—	—	—
	14,200	0	35.71	3/15/19	—	—	—	—
	9,734	4,866	39.17	3/12/20	—	—	—	—
	9,601	19,199	46.87	3/11/21	—	—	—	—
	0	27,700	46.17	3/10/22	—	—	—	—
	0	34,200	43.71	3/16/23	—	—	—	—
					12,302	778,471	—	—

Name	Option Awards [1]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [2] (#)	Market Value of Shares or Units of Stock That Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [5] ($)
Tom Gallagher	11,500	0	30.95	3/7/18	—	—	—	—
	15,200	0	35.71	3/15/19	—	—	—	—
	14,201	7,099	39.17	3/12/20	—	—	—	—
	9,234	18,466	46.87	3/11/21	—	—	—	—
	0	26,800	46.17	3/10/22	—	—	—	—
	0	35,400	43.71	3/16/23	—	—	—	—
	0	37,300	56.86	3/15/24	—	—	—	—
					12,360	782,141	10,450	1,322,552

(1) Stock options vest in accordance with the following vesting schedules:

Expiration Dates	One-fifth vest on each of:
3/4/18	March 5, 2009, March 5, 2010, March 5, 2011, March 5, 2012 and March 5, 2013
3/7/18	March 8, 2012, March 8, 2013, March 8, 2014, March 8, 2015 and March 8, 2016

Expiration Dates	One-third vest on each of:
3/15/19	March 16, 2015, March 16, 2016 and March 16, 2017
3/12/20	March 13, 2016, March 13, 2017 and March 13, 2018
3/11/21	March 12, 2017, March 12, 2018 and March 12, 2019
3/10/22	March 11, 2018, March 11, 2019 and March 11, 2020
3/16/23	March 17, 2019, March 17, 2020 and March 17, 2021
3/15/24	March 16, 2020, March 16, 2021 and March 16, 2022

(2) The following table provides information with respect to the vesting of each named executive officer's unvested restricted stock units and performance share units as of December 31, 2017:

Vesting Dates	Type of award	Pat Gallagher	Doug Howell	Jim Gault	Jim Durkin	Tom Gallagher
3/12/18	Restricted Stock Units*	—	4,050	—	—	—
3/11/20	Restricted Stock Units*	—	3,950	—	—	—
3/17/21	Restricted Stock Units*	—	5,350	—	—	—
3/16/22	Restricted Stock Units*	—	3,700	—	—	—
3/11/18	Performance Share Units**	15,064	7,556	6,025	5,452	5,260
3/17/19	Performance Share Units**	18,850	10,700	7,550	6,850	7,100
Total		**33,914**	**35,306**	**13,575**	**12,302**	**12,360**

* Restricted stock units granted in 2014 (vesting four years from the date of grant), and 2015, 2016 and 2017 (vesting five years from the date of grant).

** Performance share units (PSUs) granted, and earned based on our performance, in 2015 and 2016. See page 21 for information regarding PSUs.

(3) The amounts in this column are based on a closing stock price of $63.28 for our common stock on December 31, 2017.

(4) The following table provides information with respect to the vesting of each named executive officer's unearned unvested performance share units as of December 31, 2017:

Vesting Date	Type of award	Pat Gallagher	Doug Howell	Jim Gault	Jim Durkin	Tom Gallagher
3/16/20	Performance Stock Units*	32,650	11,100	—	—	10,450

* Performance share units (PSUs) granted in 2017, to be earned on the basis of 2017-2019 performance. See page 21 for information regarding PSUs.

(5) The amounts in this column are based on a closing stock price of $63.28 for our common stock on December 31, 2017 and a 200% payout. See page 21 for more information.

2017 Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) [1][2]	Value Realized on Vesting ($) [1][2]
Pat Gallagher	67,417	2,062,125	18,300	1,038,495
Doug Howell	61,375	1,806,495	13,550	769,558
Jim Gault	19,682	563,150	8,900	505,231
Jim Durkin	6,900	217,601	8,150	462,654
Tom Gallagher	8,276	254,653	8,550	485,532

(1) These columns reflect the vesting of restricted stock units and performance share units. Restricted stock units awarded on March 13, 2013 vested on March 13, 2017, with value realized of $56.99 per share plus accrued cash dividend equivalents. Performance stock units awarded on March 12, 2014 (earned on the basis of 2014 performance) vested on March 12, 2017, with value realized of $56.99 per share plus accrued cash dividend equivalents.

(2) Pursuant to the terms of the Supplemental Plan (see page 28), Doug Howell deferred receipt of 5,500 shares related to the March 13, 2017 vesting of restricted stock units he was awarded on March 13, 2013. He elected a lump-sum distribution in July 2018.

2017 Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)
Pat Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	775,053
Doug Howell	Arthur J. Gallagher & Co. Employees' Pension Plan	1	24,844
Jim Gault	Arthur J. Gallagher & Co. Employees' Pension Plan	25	730,450
Jim Durkin	Arthur J. Gallagher & Co. Employees' Pension Plan	25	836,549
Tom Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	500,224

We maintain the Arthur J. Gallagher & Co. Employees' Pension Plan (the Pension Plan) which is qualified under the Internal Revenue Code and which historically covered substantially all domestic employees. In 2005, we amended the Pension Plan to freeze the accrual of future benefits for all domestic employees effective July 1, 2005. Benefits under the Pension Plan are based upon the employee's highest average annual earnings for a five calendar-year period with us and are payable after retirement in the form of an annuity or a lump sum. The maximum amount of annual earnings that may be considered in calculating benefits under the Pension Plan is $210,000 (the maximum amount of annual earnings allowable by law in 2005, the last year that benefits accrued under the Pension Plan).

Benefits under the Pension Plan are calculated as an annuity equal to 1% of the participant's highest annual average earnings multiplied by years of service, and commencing upon the participant's retirement on or after age 65. The maximum benefit under the pension plan upon retirement would be $53,318 per year, payable at age 65 in accordance with IRS regulations. Participants also may elect to commence their pensions anytime on or after attaining age 55 if they retire prior to age 65, with an actuarial reduction to reflect the earlier commencement date, ranging from 54% at age 55 to no reduction at age 65. All of our named executive officers are eligible to take this early retirement option. For additional information on the valuation assumptions with respect to pensions, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2017.

2017 Nonqualified Deferred Compensation

Name	Plan Name	Executive Contributions in Last Fiscal Year ($) [1]	Registrant Contributions in Last Fiscal Year ($) [2]	Aggregate Earnings in Last Fiscal Year ($) [3]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($) [4]	Aggregate Balance at Last Fiscal Year End ($) [4][5]
Pat Gallagher	DEPP	—	1,000,000	1,089,613	59,454	5,813,014
	Supplemental Plan	350,000	161,500	1,008,368	—	11,735,824
Doug Howell	DEPP	—	450,000	1,807,799	—	9,235,153
	Supplemental Plan	611,320	92,750	1,772,782	—	9,526,341
Jim Gault	DEPP	—	1,000,000	622,508	26,424	3,514,784
	Supplemental Plan	100,000	86,500	438,630	—	3,503,457
Jim Durkin	DEPP	—	950,000	2,326,988	26,424	12,017,326
	Supplemental Plan	181,250	77,125	838,844	—	4,910,125
Tom Gallagher	DEPP	—	400,000	1,624,245	—	8,295,604
	Supplemental Plan	75,000	75,000	314,497	—	1,449,670

(1) Amounts in this column include amounts reported in the "Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the *2017 Summary Compensation Table*. For Doug Howell, the amount in this column also includes the value of restricted stock units vested in 2017, which he deferred until July 2018. For more information, see also footnote (2) to the *2017 Option Exercises and Stock Vested* table.

(2) These amounts are included in the "All Other Compensation" column of the *2017 Summary Compensation Table*.

(3) Amounts in this column are not included in the 2017 Summary Compensation Table. These amounts represent the change in market value on deferred and matched amounts under the Supplemental Plan and on our contributions to the DEPP, based on the market-rate returns and dividend equivalents credited to participant accounts for the period January through December 2017. Participants are able to direct that their Supplemental Plan account balances be deemed invested in a number of investment options that include various mutual funds, an annuity product and a fund representing our common stock, and may change such elections on any regular business day. Awards under the DEPP are credited with returns of deemed investments elected by the participant, including a fund representing our common stock. All of our named executive officers have elected the fund representing our common stock.

(4) For Pat Gallagher, Jim Gault and Jim Durkin, reflects accelerated distributions under the DEPP to cover applicable taxes on vested awards.

(5) The DEPP amounts include amounts also reported as compensation in this and prior years' Summary Compensation Tables, as follows: Pat Gallagher – $9,850,000; Doug Howell – $4,550,000; Jim Gault – $6,100,000; Jim Durkin – $5,100,000; and Tom Gallagher – $1,800,000.

2017 Potential Payments upon Termination or Change in Control

Change-in-Control Agreements

We provide our named executive officers with change-in-control agreements, which we believe are an important part of their overall compensation. In addition to helping secure their continued dedication to stockholder interests prior to or following a change in control, the Compensation Committee also believes these agreements are important for recruitment and retention, as all or nearly all of our competitors for talent have similar agreements in place for their senior employees. In general, compensation levels under these agreements are separate and unrelated to named executive officers' overall compensation decisions for a given year.

Double Trigger

Each named executive officer's change-in-control agreement provides for payments if there is a "Termination" of the individual within 24 months after a "Change in Control" (commonly referred to in combination as a "double trigger").

- A **Change in Control** occurs (i) if a person or group is or becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the voting power to elect directors, (ii) if there is a change in the composition of the Board such that within a period of two consecutive years, individuals who at the beginning of such two-year period constitute the Board and any new directors elected or nominated by at least two-thirds of the directors who were either directors at the beginning of the two-year period or were so elected or nominated, cease for any reason to constitute at least a majority of the Board, or (iii) our stockholders approve the sale of all or substantially all of our assets or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in (i) or (ii) above. A substantially similar change-in-control definition is used under our equity plans, the DEPP and the Supplemental Plan, except that our equity plans and the DEPP do not include subsection (iii) above.

- A **Termination** means either (i) a termination of employment by us for any reason other than death, physical or mental incapacity or "cause" (defined as gross misconduct or willful and material breach of the change-in-control agreement) or (ii) resignation upon the occurrence of (1) a material change in the nature or scope of the individual's authorities, powers, functions or duties, (2) a reduction in total compensation, (3) any relocation of the individual's principal place of employment more than 35 miles from his or her location prior to the Change in Control, (4) a breach of the change-in-control agreement by us or (5) a good faith determination by the individual that as a result of the Change in Control, his or her position is materially affected.

Payments upon Double Trigger

Under the change-in-control agreements, each named executive officer subject to Termination within 24 months after a Change in Control is entitled to receive:

- **Severance – two-times salary, bonus and annual cash incentive.** A lump sum severance payment equal to salary, bonus and annual cash incentive compensation payments for a 24-month period on the basis of a salary rate not less than his annual salary prior to the termination, or if greater, the salary at the time of the Change in Control and the bonus and annual cash incentive payment prior to termination or, if greater, the bonus and annual cash incentive payment prior to the Change in Control. The severance payment would be made in a lump sum not more than seven days after the date of termination.

- **No new excise tax gross-up payments.** Our change-in-control agreements entered into prior to 2008 provide that the named executive officer would be eligible to receive an excise tax "gross-up" payment as defined in Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, relating to so-called "excess parachute payments." However, our change-in-control agreements entered into after 2008 do not contain excise tax gross-ups, and it is our policy not to enter into new change-in-control agreements that contain excise tax gross-ups, or amend existing change-in-control agreements without removing these provisions.

- **Participation in benefit plans.** The change-in-control agreements also provide for continued participation in welfare benefit plans, including medical, dental, life and disability insurance, on the same basis and at the same cost as prior to the Termination, for the shorter of a two-year period or until the individual becomes covered by a different plan with coverage or benefits equal to or greater than the plan provided by us. The agreements also provide for the payment of any unpaid salary and a lump sum cash payment for accumulated but unused vacation.

Other Termination and Change-in-Control Payments

The table below shows potential incremental payments, benefits and equity award accelerations upon termination of our named executive officers. The amounts are determined under existing agreements and plans for various termination scenarios. The amounts assume that the trigger events for all such payments occurred on December 31, 2017 and use the closing price of our common stock on that date of $63.28. The amounts in the table below do not include the amount of pension or deferred compensation our named executive officers would receive under each termination scenario because these amounts are reflected in the *2017 Pension Benefits* and *2017 Nonqualified Deferred Compensation* tables presented above.

- **Stock options.** All of our named executive officers have outstanding stock options, which they are eligible to exercise upon termination of employment. If they are terminated for cause they are eligible to exercise all options that are vested at the time of termination, subject to the restrictive covenant and clawback provisions in their award agreements. Upon a voluntary resignation or termination without cause, (1) they may exercise or retain through their original expiration date all nonqualified stock options granted before 2013 that have vested as of the date of termination, and (2) because our named executive officers have all reached the age of 55, nonqualified stock options that were granted in 2013 or later are no longer subject to forfeiture if their departure from the company is at least two years after the date of grant. If a named executive officer is terminated due to death or disability, all stock options vest and remain outstanding through their original expiration date. If there is a change in control, all stock options granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately and may be exercised through their original expiration date. For stock options granted after the approval of our 2017 Long-Term Incentive Plan, accelerated vesting at a change in control requires Board approval.

- **Restricted stock units.** Doug Howell is the only named executive officer with outstanding restricted stock units. Upon a termination for cause, all unvested restricted stock units would lapse. Because he has reached the age of 55, upon a voluntary resignation or termination without cause, his restricted stock units are not subject to forfeiture if his departure from the company is at least two years after the date of grant, although vesting and distribution will still occur in accordance with the original schedule. If he terminates because of death or disability the awards immediately vest. If there is a change in control, all restricted stock units granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately. For restricted stock units granted after the approval of our 2017 Long-Term Incentive Plan, accelerated vesting at a change in control requires Board approval.

- **PSUs.** All of our named executive officers have outstanding PSUs. Upon a termination for cause, all unvested PSUs would lapse. Because our named executive officers have all reached the age of 55, upon a voluntary resignation or termination without cause, the earned portion of PSUs are not subject to forfeiture if their departure from the company is at least two years after the date of grant, although vesting and distribution will still occur in accordance with the original schedule. If there is a change in control, all earned PSUs granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately and the performance conditions for unearned PSUs are deemed satisfied at target levels or, if greater, on a pro rata basis based on actual achievement as of the date of the change in control. For PSUs granted after the approval of our 2017 Long-Term Incentive Plan, Board approval is required at a change in control both for accelerated vesting and for the deemed satisfaction of performance conditions described in the prior sentence.

- **DEPP.** All of our named executive officers participate in the DEPP. Amounts in this plan vest on the earliest to occur of (1) the date the participant turns 62 (or the one-year anniversary of the date of grant for participants over 61), (2) death, (3) termination of employment because of disability, (4) termination in a manner that grants the person severance pay under our Severance Plan (filed as an exhibit to our Exchange Act filings) and (5) a change in control. Accordingly, vesting would accelerate under all of the termination scenarios other than a voluntary resignation or a termination for cause.

- **Termination for Cause.** Where applicable, termination "for cause" under our plans generally means a termination of employment based upon the good faith determination of the company that one or more of the following events has occurred: (i) the participant has committed a dishonest or fraudulent act to the material detriment of the company; (ii) the participant has been convicted (or pleaded guilty or *nolo contendere*) for a crime involving moral turpitude or for any felony; (iii) material and persistent insubordination on the part of the participant; (iv) the loss by the participant, for any reason, of any license or professional registration without the company's written consent; (v) the diversion by the participant of any business or business opportunity of the company for the benefit of any party other than the company; (vi) material violation of the company's Global Standards of Business Conduct by the participant; or (vii) the participant has engaged in illegal conduct, embezzlement or fraud with respect to the assets, business or affairs of the company.

- **No Liberal Change-in-Control Definitions in Equity Plans or DEPP.** None of our equity plans or the DEPP has a "liberal" change-in-control definition (i.e., they do not provide for buyout thresholds lower than 50%, and a change in control is deemed to occur upon completion, rather than stockholder approval, of a transaction).

	Executive Benefits and Payments Upon Separation	Voluntary Resignation	Death or Disability	Termination with Cause	Termination without Cause	Change in Control	Termination without Cause or Resignation for Good Reason Following Change in Control
Pat Gallagher	Severance Pay	$ —	$ —	$ —	$ 1,250,000	$ —	$ 8,125,000
	Stock Options [1]	5,377,048	6,982,287	3,444,101	5,377,048	6,982,287	6,982,287
	Restricted Stock Units	—	—	—	—	—	—
	PSUs [2]	959,125	959,125	—	959,125	4,285,651	4,285,651
	DEPP [3]	4,671,007	5,813,014	4,671,007	5,813,014	5,813,014	5,813,014
	Benefit Plan Participation [4]	—	—	—	—	—	62,266
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	$11,007,180	$13,754,426	$ 8,115,108	$13,399,187	$17,080,952	$25,268,218
Doug Howell	Severance Pay	$ —	$ —	$ —	$ 457,692	$ —	$ 4,250,000
	Stock Options [1]	2,159,235	3,407,177	1,600,512	2,159,235	3,407,177	3,407,177
	Restricted Stock Units	524,644	1,116,102	—	524,644	1,116,102	1,116,102
	PSUs [2]	481,091	481,091	—	481,091	1,890,274	1,890,274
	DEPP	—	9,235,153	—	9,235,153	9,235,153	9,235,153
	Benefit Plan Participation [4]	—	—	—	—	—	50,578
	Excise Tax Gross-Up	—	—	—	—	4,539,306	7,097,187
	Total	$ 3,164,970	$14,239,523	$ 1,600,512	$12,857,815	$20,188,012	$27,046,471
Jim Gault	Severance Pay	$ —	$ —	$ —	$ 800,000	$ —	$ 4,000,000
	Stock Options [1]	1,867,886	2,605,675	868,949	1,867,886	2,605,675	2,605,675
	Restricted Stock Units	—	—	—	—	—	—
	PSUs	383,612	383,612	—	383,612	873,154	873,154
	DEPP [3]	2,372,778	3,514,784	2,372,778	3,514,784	3,514,784	3,514,784
	Benefit Plan Participation [4]	—	—	—	—	—	41,095
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	$ 4,624,276	$ 6,504,071	$ 3,241,727	$ 6,566,282	$ 6,993,613	$11,034,708
Jim Durkin	Severance Pay	$ —	$ —	$ —	$ 725,000	$ —	$ 3,625,000
	Stock Options [1]	2,076,477	2,745,771	1,170,156	2,076,477	2,745,771	2,745,771
	Restricted Stock Units	—	—	—	—	—	—
	PSUs	347,129	347,129	—	347,129	791,283	791,283
	DEPP [3]	10,932,420	12,017,326	10,932,420	12,017,326	12,017,326	12,017,326
	Benefit Plan Participation [4]	—	—	—	—	—	60,490
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	$13,356,026	$15,110,226	$12,102,576	$15,165,932	$15,554,380	$19,239,870
Tom Gallagher	Severance Pay	$ —	$ —	$ —	$ 800,000	$ —	$ 4,000,000
	Stock Options [1]	2,046,350	3,149,751	1,284,775	2,046,350	3,149,751	3,149,751
	Restricted Stock Units	—	—	—	—	—	—
	PSUs [2]	334,904	334,904	—	334,904	1,468,771	1,468,771
	DEPP	—	8,295,604	—	8,295,604	8,295,604	8,295,604
	Benefit Plan Participation [4]	—	—	—	—	—	50,578
	Excise Tax Gross-Up	—	—	—	—	—	3,823,052
	Total	$ 2,381,254	$11,780,259	$ 1,284,775	$11,476,858	$12,914,126	$20,787,756

(1) A substantial portion of the values shown represent fully vested amounts, which are disclosed above under *Outstanding Equity Awards at 2017 Fiscal Year-end*.

(2) Unearned PSUs are valued at target performance levels.

(3) The participant has reached age 62, which means that substantially all award balances under the plan are vested.

(4) Represents the lump sum present value of two years of benefits as described above under *Participation in benefit plans*.

Item 3 – Advisory Vote to Approve the Compensation of Our Named Executive Officers

Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, compensation tables and related narrative discussion in this Proxy Statement. This proposal, commonly known as "say-on-pay", gives our stockholders the opportunity to express their views on the compensation of our named executive officers. Our stockholders are given the opportunity to vote, on a non-binding, advisory basis, on say-on-pay proposals annually. Our stockholders will have the next opportunity to vote on such a proposal at the 2019 Annual Meeting.

We believe that our compensation program for named executive officers is structured in the best manner possible to support our company and business objectives, as well as to support our culture and traditions developed over the past 90 years. We believe our program strikes the appropriate balance between using responsible, measured pay practices and effectively motivating our executives to dedicate themselves fully to value creation for our stockholders.

We encourage you to read our Compensation Discussion and Analysis on pages 18 to 25 of this Proxy Statement and our Executive Compensation tables on pages 27 to 36.

Resolution and Recommendation

The Board strongly endorses the company's compensation program for named executive officers and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the compensation of the named executive officers of Arthur J. Gallagher & Co., as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative in this Proxy Statement, is hereby APPROVED.

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** THE ADVISORY RESOLUTION APPROVING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the ratio of the annual total compensation of Pat Gallagher, our CEO, to the annual total compensation of the median compensated of all our other employees who were employed as of December 31, 2017. For 2017, Pat Gallagher's total compensation was $7,886,491 and the annual total compensation of our median compensated employee was $62,441. The ratio between these two amounts was 126 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As of December 31, 2017, our total employee population consisted of approximately 27,164 employees. As permitted by the rule, we excluded approximately 751 non-U.S. employees, or less than 3% of our total U.S. and non-U.S. employee population, from the following non-U.S. jurisdictions: Guernsey (127), Colombia (100), Chile (71), Jersey (70), Peru (66), Jamaica (61), Barbados (49), Bermuda (31), Gibraltar (28), Singapore (27), Sweden (25), Cayman Islands (21), Isle of Man (20), Norway (15), Malta (14), Saint Lucia (11), Saint Vincent and the Grenadines (5), Dominica (3), Grenada (2), Antigua and Barbuda (2), United Arab Emirates (2), and Saint Kitts and Nevis (1). We also excluded approximately 891 employees of the businesses we acquired during 2017, which are identified in Note 3 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2017. After giving effect to these two adjustments, our employee population consisted of approximately 25,522 individuals.

We used 2017 gross taxable income as set forth in our payroll data to determine our "median employee," which we annualized for all permanent employees who did not work for the entire year. Once identified, we calculated the annual total compensation of our "median employee" for 2017 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the *2017 Summary Compensation Table* included in this Proxy Statement.

Questions & Answers About the Annual Meeting

What is the quorum requirement for holding the Annual Meeting?

The holders of a majority of the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or deemed to be present or represented by proxy, shall constitute a quorum for purposes of any Annual Meeting of Stockholders. Broker non-votes and abstentions are counted for purposes of determining the presence of a quorum at this Annual Meeting. If a quorum is not present at the scheduled time of the Annual Meeting, the stockholders entitled to vote thereat, present in person, deemed to be present or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present, deemed to be present or represented.

What are broker non-votes?

If you are the beneficial owner of shares held in the name of a broker, trustee or other nominee and do not provide that broker, trustee or other nominee with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Under the rules of the NYSE, brokers, trustees or other nominees may generally vote on routine matters but cannot vote on non-routine matters. Only the ratification of the appointment of our independent auditor is considered a routine matter. The other proposals are not considered routine matters, and without your instructions, your broker cannot vote your shares.

Will any matters other than those identified in this Proxy Statement be decided at the Annual Meeting?

As of the date of this Proxy Statement, we are not aware of any matters to be raised at the Annual Meeting other than those described in this Proxy Statement. If any other matters are properly presented at the Annual Meeting for consideration, the people named as proxy holders on the proxy card will vote your proxy on those matters in their discretion. If any of our nominees are not available as a candidate for director, the proxy holders will vote your proxy for any other candidate the Board may nominate.

Who can vote, and how do I vote?

Only holders of our common stock at the close of business on the record date of March 20, 2018 are entitled to notice of and to vote at the Annual Meeting. We have no other outstanding securities entitled to vote, and there are no cumulative voting rights for the election of directors. At the close of business on the record date, we had 182,045,873 shares of common stock outstanding and entitled to vote. Each holder of our common stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

"Record holders" may vote (1) by completing and returning a proxy card, (2) on the Internet, or (3) using a toll-free telephone number. Please see the proxy card for specific instructions on how to vote using one of these methods. The telephone and Internet voting facilities for record holders will close at 11:59 p.m.

Eastern Daylight Time on May 14, 2018. "Beneficial owners" will receive instructions from their broker or other intermediary describing the procedures and options for voting.

What is the difference between a "record holder" and a "beneficial owner"?

If your shares are registered directly in your name, you are considered the "record holder" of those shares. If, on the other hand, your shares are held in a brokerage account or by a bank or other intermediary, you are considered the "beneficial owner" of shares held in street name, and a Notice of Internet Availability of Proxy Materials (Internet Availability Notice) was forwarded to you automatically from your broker or other intermediary. As a beneficial owner, you have the right to instruct your broker or other intermediary to vote your shares in accordance with your wishes. You are also invited to attend the Annual Meeting. Because a beneficial owner is not the record holder, you may not vote your shares in person at the meeting unless you obtain a "legal proxy" from your broker or other intermediary. Your broker or other intermediary has provided you with an explanation of how to instruct it regarding the voting of your shares. If you do not provide your broker or other intermediary with voting instructions, your broker or other intermediary will not be allowed to vote your shares at the Annual Meeting for any matter other than ratification of the appointment of our independent auditor.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you are a record holder and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, and FOR the approval of the compensation of our named executive officers).

What is "householding"?

Householding is a procedure approved by the SEC whereby multiple stockholders of record who share the same last name and address will receive only one Internet Availability Notice or one set of proxy materials. Each stockholder of record will continue to receive a separate proxy card. We have undertaken householding to reduce printing costs and postage fees. A stockholder must affirmatively consent to householding. Record holders who wish to begin or discontinue householding may contact Broadridge Investor Communication Solutions, Inc. (Broadridge) by calling 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Broadridge will undertake the necessary steps to continue or discontinue householding upon such request of a record holder. Beneficial owners who wish to begin or discontinue householding should contact their broker or other intermediary. You can also request prompt delivery of a copy of the Proxy Statement and Annual Report by contacting our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4002 (telephone number: 630-773-3800).

What should I do if I receive more than one Internet Availability Notice or proxy card?

If you own some shares of common stock directly as a record holder and other shares indirectly as a beneficial owner, or if you own shares of common stock through more than one broker or other intermediary, you may receive multiple Internet Availability Notices or, if you request proxy materials to be delivered to you by mail, you may receive multiple proxy cards. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the Internet Availability Notices you receive in order to vote all of the shares you own. If you request proxy materials to be delivered to you by mail, each proxy card you receive will come with its own prepaid return envelope. If you vote by mail, please make sure you return each proxy card in the return envelope that accompanied the proxy card.

May I change my vote after I return my proxy?

Yes. If you are a record holder, even after you have submitted your proxy, you may revoke your proxy at any time before it is exercised by delivering a written notice of revocation to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4002. You may also revoke your proxy and change your vote at any time by timely mailing a proxy card that is properly signed and dated with a later date than your previous vote, by casting a later dated proxy via the Internet or telephone, or by voting in person at the Annual Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorized proxy. Beneficial owners must have a "legal proxy" from their broker to vote in person at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Who will pay the costs of soliciting these proxies?

We will pay the costs of soliciting proxies to be voted at the Annual Meeting. After the Internet Availability Notices are initially distributed, we and our agents may also solicit proxies by mail, electronic mail, telephone or in person. We will also reimburse brokers and other intermediaries for their expenses in sending Internet Availability Notices to beneficial owners. In addition, we have hired Morrow Sodali LLC to assist us in soliciting proxies, for which we will pay a fee of $10,000 plus their reasonable out-of-pocket expenses.

What is the deadline for submitting a stockholder proposal to be included in the 2019 Proxy Statement?

The deadline for submitting a stockholder proposal to be included in our Proxy Statement and proxy card for the 2019 Annual Meeting is close of business on or before November 23, 2018. Such proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the Exchange Act), regarding stockholder proposals to be included in company-sponsored proxy materials. Proposals should be addressed to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4002.

How do I submit a proposal regarding a director nomination or other item of business to be presented directly at the 2019 Annual Meeting?

Under our bylaws, notice of any matter that is not submitted for inclusion in our Proxy Statement and proxy card for the 2019

Annual Meeting, but that a stockholder instead wishes to present directly at the Annual Meeting, including director nominations and other items of business, must be delivered to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4002, not later than the close of business on February 14, 2019 and not earlier than the close of business on January 15, 2019. If the date of the Annual Meeting is more than 30 days before or after May 15, 2019, notice of any such matter must be delivered not earlier than the close of business on the 120th day prior to the date of the 2019 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2019 Annual Meeting or the 10th day following the date the 2019 Annual Meeting date is publicly announced. For these purposes, "close of business" means 5:00 p.m. CDT. We will not entertain any nominations or other items of business at the 2019 Annual Meeting that do not meet the requirements in our bylaws. If we do not receive notice of a matter by February 14, 2019 (or the applicable deadline if the 2019 Annual Meeting is more than 30 days before or after May 15, 2019), SEC rules permit the people named as proxy holders on the proxy card to vote proxies in their discretion when and if the matter is raised at the 2019 Annual Meeting. Any stockholder proposal relating to a director nomination should set forth all information relating to such person required to be disclosed in solicitations of proxies for contested director elections under Regulation 14A of the Exchange Act, including, among other things, the particular experience, qualifications, attributes or skills of the nominee that, in light of our business and structure, led to the stockholder's conclusion that the nominee should serve on the Board. The proposal should also include the director nominee's written consent to be named in our Proxy Statement as a nominee and to serve as a director if elected. Stockholders are also advised to review our bylaws, which contain additional disclosure and other requirements regarding the information to be included in the advance notices of stockholder proposals and director nominations.

How do I recommend a proposed director nominee to the Board for consideration?

Any stockholder who wishes to propose director nominees for consideration by the Board's Nominating/Governance Committee, but does not wish to present such proposal at an annual meeting, may do so at any time by directing a description of each nominee's name and qualifications for Board membership to the Chair of the Nominating/Governance Committee, c/o our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4002. The recommendation should contain all of the information regarding the nominee described in the question and answer above and in our bylaws relating to director nominations brought before an annual meeting. The Nominating/Governance Committee evaluates nominee proposals submitted by stockholders in the same manner in which it evaluates other nominees.

Where can I find the voting results of the Annual Meeting?

An automated system administered by Broadridge will tabulate the votes. Voting results will be reported in a Current Report on Form 8-K that we will file with the SEC within four business days following the Annual Meeting.

Exhibit A: Information Regarding Non-GAAP Measures

For 2017, the executive compensation performance measures used by the Compensation Committee were adjusted EBITDAC, adjusted EBITDAC per share, and adjusted revenue, in each case for our combined brokerage and risk management segments. The Committee believes that these measures align with the key components of our long-term strategy and drive our long-term stock price performance. Please see page 21 in the body of this Proxy Statement for detailed information regarding these measures. In the context of 2017 compensation decisions, the Committee also considered our adjusted EBITDAC margin and organic revenue performance. For these measures, definitions and GAAP reconciliations are set forth below.

The measures discussed below are not in accordance with, or an alternative to, the GAAP information provided in this Proxy Statement. We believe that these presentations provide useful information to management, analysts and investors regarding financial and business trends relating to Gallagher's results of operations and financial condition. Our industry peers may provide similar supplemental non-GAAP information related to adjusted EBITDAC margin and organic revenues, although they may not use the same or comparable terminology and may not make identical adjustments. The non-GAAP information we provide should be used in addition to, but not as a substitute for, the GAAP information provided in this Proxy Statement. Certain reclassifications have been made to the prior year amounts in order to conform them to the current year presentation.

Adjusted EBITDAC Margin – adjusted EBITDAC margin is presented to improve the comparability of our results between periods by eliminating the impact of items that have a high degree of variability.

• **EBITDAC** – We define this measure as net earnings before interest, income taxes, depreciation, amortization and the change in estimated acquisition earnout payables.

• **Adjusted EBITDAC** – We define this measure as EBITDAC adjusted to exclude net gains realized from sales of books of business, acquisition integration costs for large acquisitions, workforce related charges, lease termination related charges, acquisition-related adjustments and the period-over-period impact of foreign currency translation, as applicable. The amounts excluded with respect to foreign currency translation are calculated by applying current year foreign exchange rates to the same periods in the prior year. Please note that "adjusted EBITDAC" as defined on page 21 in the context of annual cash incentives and performance share units is the same as this definition, except that it does not exclude acquisition integration costs and other acquisition-related adjustments.

• **Adjusted EBITDAC margin** – We define this measure as adjusted EBITDAC divided by total adjusted revenues (see table on the next page).

Organic Revenues – For the brokerage segment, organic change in base commission and fee revenues excludes the first twelve months of net commission and fee revenues generated from acquisitions and the net commission and fee revenues related to operations disposed of in each year presented. These commissions and fees are excluded from organic revenues in order to help interested persons analyze the revenue growth associated with the operations that were a part of Gallagher in both the current and prior year. In addition, change in base commission and fee revenue organic growth excludes the period-over-period impact of foreign currency translation. For the risk management segment, organic change in fee revenues excludes the first twelve months of fee revenues generated from acquisitions and the fee revenues related to operations disposed of in each year presented. In addition, change in organic growth excludes the impact of the period-over-period impact of foreign currency translation to improve the comparability of our results between periods.

These revenue items are excluded from organic revenues in order to determine a comparable measurement of revenue growth that is associated with the revenue sources expected to continue in the current year and beyond. Gallagher has historically viewed organic revenue growth as an important indicator when assessing and evaluating the performance of its brokerage and risk management segments. Gallagher also believes that using this measure allows readers of our financial statements to measure, analyze and compare the growth from its brokerage and risk management segments in a meaningful and consistent manner.

All figures are unaudited and in millions except percentages

ADJUSTED REVENUE AND ADJUSTED EBITDAC MARGIN

ADJUSTED REVENUE	2017	2016
Brokerage – Revenue	$3,830.5	$3,527.9
Gains on book sales	(3.4)	(6.6)
Levelized foreign currency translation	—	(13.2)
Brokerage – Adjusted Revenue	**$3,827.1**	**$3,508.1**
Risk Management – Revenue	$ 768.6	$ 718.1
Levelized foreign currency translation	—	2.0
Risk Management – Adjusted Revenue	**$ 768.6**	**$ 720.1**
Brokerage and Risk Management – Adjusted Revenue	**$4,595.7**	**$4,228.2**

EBITDAC – Brokerage	2017	2016
Net earnings	$ 424.0	$ 357.1
Provision for income taxes	222.5	194.1
Depreciation	61.8	57.2
Amortization	261.8	244.7
Change in estimated acquisition earnout payables	29.3	32.1
EBITDAC	**$ 999.4**	**$ 885.2**

EBITDAC – Risk Management	2017	2016
Net earnings	$ 59.9	$ 57.2
Provision for income taxes	37.0	35.3
Depreciation	31.1	27.2
Amortization	2.9	2.5
Change in estimated acquisition estimated payables	1.6	—
EBITDAC	**$132.5**	**$122.2**

EBITDAC – Brokerage and Risk Management	2017	2016
Net earnings	$ 483.9	$ 414.3
Provision for income taxes	259.5	229.4
Depreciation	92.9	84.4
Amortization	264.7	247.2
Change in estimated acquisition estimated payables	30.9	32.1
EBITDAC	**$1,131.9**	**$1,007.4**

ADJUSTED EBITDAC	2017	2016
Brokerage – EBITDAC	$ 999.4	$ 885.2
Gains on book sales	(3.4)	(6.6)
Acquisition integration	14.8	45.7
Workforce and lease termination	30.1	20.7
Acquisition related adjustments	9.1	3.7
Levelized foreign currency translation	—	(4.2)
Brokerage – Adjusted EBITDAC	**$1,050.0**	**$ 944.5**
Risk Management – EBITDAC	$ 132.5	$ 122.2
Workforce and lease termination	0.9	2.2
Levelized foreign currency translation	—	0.6
Risk Management – Adjusted EBITDAC	**$ 133.4**	**$ 125.0**
Brokerage and Risk Management – Adjusted EBITDAC	**$1,183.4**	**$1,069.5**
Brokerage and Risk Management – Adjusted Revenue	**$4,595.7**	**$4,228.2**
Brokerage and Risk Management – Adjusted EBITDAC Margin	**25.75%**	**25.29%**

ORGANIC REVENUE GROWTH

Brokerage – Organic Revenue Growth	2017	2016
Commissions and fees, as reported	$3,495.9	$3,214.8
Less commission and fees from acquisitions	(166.5)	—
Less disposed of operations	—	(3.8)
Levelized foreign currency translation	—	(12.9)
Organic base commissions and fees	**$3,329.4**	**$3,198.1**
Supplemental revenues, as reported	$ 163.7	$ 147.0
Less supplemental revenues from acquisitions	(2.5)	—
Less disposed of operations	—	(0.5)
Levelized foreign currency translation	—	(1.5)
Organic supplemental revenues	**$ 161.2**	**$ 145.0**
Contingent revenues, as reported	$ 111.8	$ 107.2
Less contingent revenues from acquisitions	(5.8)	—
Less disposed of operations	—	(2.9)
Levelized foreign currency translation	—	(0.6)
Organic contingent revenues	**$ 106.0**	**$ 103.7**
Organic base commissions and fees, supplemental revenues and contingent revenues	**$3,596.6**	**$3,446.8**
Organic change in base commissions and fees, supplemental revenues and contingent revenues	**4.4%**	

Risk Management – Organic Revenue Growth	2017	2016
Fees	$762.7	$713.5
International performance bonus fees	5.3	3.6
Fees as reported	**768.0**	**717.1**
Less fees from acquisitions	(11.9)	—
Levelized foreign currency translation	—	2.0
Organic fees	**$756.1**	**$719.1**
Organic change in fees	**5.2%**	

Combined Brokerage and Risk Management – Organic Revenue Growth	2017	2016
Combined organic revenue	$4,352.7	$4,165.9
Organic change in revenue	**4.5%**	

Exhibit B: Resources

Annual Meeting	
Proxy Statement	**www.ajg.com/ir > Financial Reports > 2018 Proxy Statement**
Annual Report	**www.ajg.com/ir > Financial Reports > 2017 Annual Report**

Board of Directors	
Board of Directors	**www.ajg.com/ir > Corporate Governance > Board of Directors**
Board Committee Members	**www.ajg.com/ir > Corporate Governance > Committee Members**
Audit Committee Charter	**www.ajg.com/ir > Corporate Governance > Audit Committee Charter**
Compensation Committee Charter	**www.ajg.com/ir > Corporate Governance > Compensation Committee Charter**
Nominating/Governance Committee Charter	**www.ajg.com/ir > Corporate Governance > Nominating/Governance Committee Charter**

Governance Documents	
Global Standards of Business Conduct	**www.ajg.com/ir > Corporate Governance > Global Standards of Business Conduct**
Governance Guidelines	**www.ajg.com/ir > Corporate Governance > Governance Guidelines**

Other Resources	
The Gallagher Way	**www.ajg.com/about-us/the-gallagher-way/**
Corporate Social Responsibility	**www.ajg.com/about-us/corporate-social-responsibility/**

